United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

August, 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Interim Financial Statements

June 30, 2013

IFRS

Filed with the CVM, SEC and HKEx on

August 7, 2013

Vale S.A.

Index to the Interim Financial Statements

Page

Report of Independent Registered Public Accounting Firm	3

Condensed Consolidated Balance Sheets as of June 30, 2013, December 31, 2012 and January 1st, 2012	4

Condensed Consolidated Statements of Income for the three-month period ended June 30, 2013 and June 30, 2012 and Six-month period ended June 30, 2013 and June 30, 2012	6

Condensed Consolidated Statements of Other Comprehensive Income for the Three-month period ended June 30, 2013 and June 30, 2012 and Six-month period ended June 30, 2013 and June 30, 2012	7

Condensed Consolidated Statements of Changes in Stockholder’s Equity for the Six-month period ended June 30, 2013 and June 30, 2012	8

Condensed Consolidated Statements of Cash Flow for the Six-month period ended June 30, 2013 and June 30, 2012	9

Selected Notes to the Consolidated Financial Statements	10

Report of independent registered

public accounting firm

To the Board of Directors and Stockholders

Vale S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Vale S.A. (the “Company”) and its subsidiaries as of June 30, 2013, and the related condensed consolidated statements of income, of comprehensive income, of cash flows and of stockholders’ equity for the three-month and six-month periods ended June 30, 2013 and June 30, 2012. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

As discussed in Note 4 to the accompanying condensed consolidated interim financial statements, the Company changed its method of accounting to reflect the revised employee benefits standard effective January 1, 2013 and, retrospectively, adjusted the financial statements as of December 31, 2012 and for the period ended June 30, 2012.

Rio de Janeiro, August 7, 2013

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 “F” RJ

Ivan Michael Clark

CRC 1MG061100/O-3 “S” RJ

Condensed Consolidated Balance Sheet

In millions of United States Dollars

	Notes	June 30, 2013	December 31, 2012	January 1st, 2012
		(unaudited)	(i)	(i)
Assets
Current assets
Cash and cash equivalents	8	5,887	5,832	3,531
Short-term investments		369	246	—
Derivative financial instruments	24	222	281	595
Accounts receivable	9	4,912	6,795	8,505
Related parties	30	867	384	82
Inventories	10	5,020	5,052	5,251
Prepaid income tax		730	720	464
Recoverable taxes	11	1,597	1,540	1,771
Advances to suppliers		421	256	393
Others		1,026	963	946
		21,051	22,069	21,538

Non-current assets held for sale		—	457	—
		21,051	22,526	21,538
Non-current assets

Related parties	30	251	408	509
Loans and financing agreements to receive		244	246	210
Judicial deposits	17	1,479	1,515	1,464
Recoverable income tax		404	440	336
Deferred income tax and social contribution	19	4,246	4,058	1,900
Recoverable taxes	11	162	218	246
Financial instruments - investments	12	1,786	7	7
Derivative financial instruments	24	100	45	60
Deposit on incentive and reinvestment		196	160	229
Others		609	482	531
		9,477	7,579	5,492

Investments	13	3,775	6,384	8,013
Intangible assets	14	8,691	9,211	9,521
Property, plant and equipment, net	15	83,537	84,882	82,342
		105,480	108,056	105,368
Total assets		126,531	130,582	126,906

(i) Period adjusted according to note 4.

Condensed Consolidated Balance Sheet

In millions of United States Dollars

(continued)

	Notes	June 30, 2013	December 31, 2012	January 1, 2012
		(unaudited)	(i)	(i)
Liabilities
Current liabilities
Suppliers and contractors		4,143	4,529	4,814
Payroll and related charges		979	1,481	1,307
Derivative financial instruments	24	667	347	73
Current portion of long-term debt	16	3,201	3,471	1,495
Short-term debt		—	—	22
Related parties	30	117	207	24
Taxes and royalties payable		265	324	524
Provision for income tax and social contribution		393	641	507
Employee post retirement benefits obligations		183	205	169
Asset retirement obligations	18	66	70	73
Dividends and interest on capital		—	—	1,181
Others		1,095	1,127	904
		11,109	12,402	11,093

Liabilities directly associated with non-current assets held for sale		—	180	—
		11,109	12,582	11,093
Non-current liabilities
Derivative financial instruments	24	1,409	783	663
Long-term debt	16	26,480	26,799	21,538
Related parties	30	66	72	91
Employee post retirement benefits obligations		3,247	3,244	2,428
Provisions for litigation	17	1,657	2,065	1,686
Deferred income tax and social contribution	19	3,214	3,386	5,447
Asset retirement obligations	18	2,326	2,678	1,849
Stockholders’ Debentures	29d	1,743	1,653	1,336
Redeemable noncontrolling interest		501	487	505
Goldstream transaction	28	1,411	—	—
Others		1,663	1,907	2,398
		43,717	43,074	37,941
Total liabilities		54,826	55,656	49,034

Stockholders’ equity	23
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2012 - 2,108,579,618) issued		22,907	22,907	22,907
Common stock - 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2012 - 3,256,724,482) issued		37,671	37,671	37,671
Mandatorily convertible notes - common shares		—	—	191
Mandatorily convertible notes - preferred shares		—	—	422
Treasury stock - 140,857,692 (2012 - 140,857,692) preferred and 71,071,482 (2012 - 71,071,482) common shares		(4,477)	(4,477)	(5,662)
Results from operations with noncontrolling stockholders		(400)	(400)	7
Results in the translation/issuance of shares		(152)	(152)	—
Unrealized fair value gain (losses)		(2,258)	(1,859)	(523)
Cumulative translation adjustments		(19,438)	(18,816)	(20,665)
Retained earnings		36,408	38,464	41,809
Total company stockholders’ equity		70,261	73,338	76,157
Noncontrolling interests		1,444	1,588	1,715
Total stockholders’ equity		71,705	74,926	77,872
Total liabilities and stockholders’ equity		126,531	130,582	126,906

(i) Period adjusted according to note 4.

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Consolidated Statement of Income

In millions of United States Dollars, except as otherwise stated

		(unaudited)
		Three-month period ended		Six-month period ended
	Notes	June 30, 2013	June 30, 2012 (i)	June 30, 2013	June 30, 2012 (i)
Net operating revenue	25	11,032	12,469	21,967	24,021
Cost of goods sold and services rendered	26	(6,223)	(6,552)	(11,943)	(12,697)
Gross profit		4,809	5,917	10,024	11,324

Operating (expenses) income
Selling and administrative expenses	26	(324)	(615)	(698)	(1,144)
Research and development expenses		(158)	(359)	(334)	(658)
Other operating expenses, net	26	(263)	(280)	(397)	(647)
Pre-operating and stoppage operation		(462)	(324)	(837)	(643)
Realized gain (loss) on non-current assets held for sales		—	(377)	—	(377)
		(1,207)	(1,955)	(2,266)	(3,469)
Operating income		3,602	3,962	7,758	7,855

Financial income	27	853	203	1,482	1,080
Financial expenses	27	(4,180)	(2,824)	(5,154)	(3,571)
Equity results from associates and joint controlled entities	13	53	159	225	405
Income before income tax and social contribution		328	1,500	4,311	5,769

Income tax and social contribution
Current income tax	19	(263)	(25)	(1,363)	(838)
Deferred income tax	19	325	(140)	494	139
Reversal of deferred income tax liabilities	19	—	1,236	—	1,236
		62	1,071	(869)	537
Net income of the period		390	2,571	3,442	6,306

Loss attributable to noncontrolling interests		(34)	(69)	(91)	(127)
Net income attributable to the Company’s stockholders		424	2,640	3,533	6,433

Earnings per share attributable to the Company’s stockholders:	23c
Basic and diluted earnings per share:
Common share		0.09	0.51	0.69	1.26
Preferred share		0.09	0.51	0.69	1.26

(i) Period adjusted according to note 4.

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Consolidated Statement of Other Comprehensive Income

In millions of United States Dollars

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012 (i)	June 30, 2013	June 30, 2012 (i)

Net income for the period	390	2,571	3,442	6,306

Other comprehensive income
Item will not be reclassified subsequently for income
Cumulative translation adjustments of equity	(3,675)	(2,593)	(3,926)	(1,728)

Retirement benefit obligations
Gross balance as of the period	(185)	(56)	(160)	64
Effect of tax	61	12	61	(23)
	(124)	(44)	(99)	41
Total items will not be reclassified subsequently for income	(3,799)	(2,637)	(4,025)	(1,687)

Item will be reclassified subsequently for income
Unrealized loss on available-for-sale investments
Gross balance as of the period	(81)	(2)	(286)	(2)

Cash flow hedge
Gross balance as of the period	(73)	(142)	(118)	(118)
Effect of tax	9	30	14	15
	(64)	(112)	(104)	(103)
Total items will be reclassified subsequently for income	(145)	(114)	(390)	(105)
Total comprehensive income for the period	(3,554)	(180)	(973)	4,514

Comprehensive income attributable to noncontrolling interests	(63)	96	(146)	43
Comprehensive income attributable to the Company’s stockholders	(3,491)	(276)	(827)	4,471
	(3,554)	(180)	(973)	4,514

(i) Period adjusted according to note 4.

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Statement of Changes in Stockholder’s Equity

In millions of United States Dollars

	Six-month period ended (unaudited)
	Capital	Results in the translation of shares	Mandatorily convertible notes	Revenue reserves	Treasury stock	Unrealized fair value gain (losses)	Results from operation with noncontrolling stockholders	Cumulative translation adjustments	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
January 1, 2013 (i)	60,578	(152)	—	38,390	(4,477)	(1,859)	(400)	(18,816)	74	73,338	1,588	74,926
Net income of the period	—	—	—	—	—	—	—	—	3,533	3,533	(91)	3,442
Retirement benefit obligations, net	—	—	—	—	—	(99)	—	—	—	(99)	—	(99)
Cash flow hedge, net	—	—	—	—	—	(104)	—	—	—	(104)	—	(104)
Unrealized results on valuation at market	—	—	—	—	—	(286)	—	—	—	(286)	—	(286)
Translation adjustments for the period	—	—	—	(3,206)	—	90	—	(622)	(133)	(3,871)	(55)	(3,926)
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	10	10
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	33	33
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(41)	(41)
Additional remuneration	—	—	—	—	—	—	—	—	(2,250)	(2,250)	—	(2,250)
June 30, 2013	60,578	(152)	—	35,184	(4,477)	(2,258)	(400)	(19,438)	1,224	70,261	1,444	71,705

January 1, 2012 (i)	60,578	—	613	41,806	(5,662)	(523)	7	(20,665)	3	76,157	1,715	77,872
Net income of the period	—	—	—	—	—	—	—	—	6,433	6,433	(127)	6,306
Retirement benefit obligations, net	—	—	—	—	—	41	—	—	—	41	—	41
Cash flow hedge, net	—	—	—	—	—	(103)	—	—	—	(103)	—	(103)
Unrealized results on valuation at market	—	—	—	—	—	(2)	—	—	—	(2)	—	(2)
Translation adjustments for the period	—	—	—	(2,543)	—	(75)	—	985	(265)	(1,898)	170	(1,728)
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	21	21
Result on conversion of shares	—	(152)	(545)	—	1,185	(488)	—	—	—	—	—	—
Remuneration for mandatorily convertible notes	—	—	(68)	—	—	—	—	—	—	(68)	—	(68)
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	93	93
Acquisitions and disposal of noncontrolling stockholders	—	—	—	—	—	—	(221)	—	—	(221)	(267)	(488)
Additional remuneration	—	—	—	—	—	—	—	—	(1,765)	(1,765)	(39)	(1,804)
June 30, 2012 (i)	60,578	(152)	—	39,263	(4,477)	(1,150)	(214)	(19,680)	4,406	78,574	1,566	80,140

(i) Period adjusted according to note 4.

The accompanying selected notes are an integral part of these interim financial statements.

Consolidated Condensed Statement of Cash Flows

In millions of United States Dollars

	Six-month period ended (unaudited)
	June 30, 2013	June 30, 2012
Cash flow from operating activities:
Net income of the period	3,442	6,306
Adjustments to reconcile net income to cash from operations
Equity results from associates	(225)	(405)
Realized gains on assets	(244)	—
Depreciation, amortization and depletion	2,128	2,059
Deferred income tax and social contribution	(494)	(139)
Reversal of deferred income tax	—	(1,236)
Foreign exchange and indexation, net	750	67
Loss on disposal of property, plant and equipment	165	251
Unrealized derivative losses, net	1,045	528
Loss on sale of assets available for sale	—	377
Stockholders’ Debentures	249	—
Others	4	(90)
Decrease (increase) in assets:
Accounts receivable from customers	1,402	1,070
Inventories	40	(153)
Recoverable taxes	(186)	68
Others	118	(63)
Increase (decrease) in liabilities:
Suppliers and contractors	(117)	(299)
Payroll and related charges	(455)	(317)
Taxes and contributions	69	(638)
Gold stream transaction	1,319	—
Others	(205)	76
Net cash provided by operating activities	8,805	7,462

Cash flow from investing activities:
Short-term investments	(166)	—
Loans and advances	(61)	(30)
Guarantees and deposits	(42)	(88)
Additions to investments	(205)	(270)
Additions to property, plant and equipment	(6,939)	(6,189)
Dividends and interest on capital received from Joint controlled entities and associates	272	172
Proceeds from disposal of assets investments	95	366
Proceeds from Gold stream transaction	581	—
Net cash used in investing activities	(6,465)	(6,039)

Cash flow from financing activities:
Short-term debt
Additions	500	528
Repayments	(500)	(43)
Long-term debt
Additions	655	2,823
Repayments	(512)	(565)
Repayments:
Dividends and interest on capital paid to stockholders	(2,250)	(3,000)
Dividends and interest on capital attributed to noncontrolling interest	(10)	(35)
Transactions with noncontrolling stockholders	—	(503)
Net cash used in financing activities	(2,117)	(795)

Increase in cash and cash equivalents	223	628
Cash and cash equivalents of cash, beginning of the period	5,832	3,531
Effect of exchange rate changes on cash and cash equivalents	(168)	(76)
Cash and cash equivalents, end of the period	5,887	4,083
Cash paid during the period for:
Interest on short-term debt	—	(1)
Interest on long-term debt	(795)	(675)
Income tax and social contribution	(1,178)	(938)
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	157	126

(i) Period adjusted according to note 4.

The accompanying selected notes are an integral part of these interim financial statements.

Selected Notes to Interim Financial Statements

Expressed in millions of United States Dollars, unless otherwise stated

1.                                     Operational Context

Vale S.A. (“Vale”, “Group”, “Company” or “We”) is a publicly-listed company with its headquarters at number 26 of Graça Aranha Avenue, in downtown of Rio de Janeiro, Brazil with shares traded on the stock exchanges of Sao Paulo (“BM&F BOVESPA”), New York (“NYSE”), Paris (“NYSE Euronext”) and Hong Kong (“HKEx”).

Company is principally engaged in the research, production and sale of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, ferroalloys, cobalt, platinum group metals and precious metals. Company also operates with of energy, General Cargo logistic and steel.

The information by business segment is presented in note 25.

2.                                     Summary of the Main Accounting Practices and Accounting Estimates

a)                                    Basis of preparation

The condensed consolidated interim financial statements of Vale (“Interim financial statements”) have been prepared in accordance with the standard IAS 34 - Interim Financial Reporting issued by the International Financial Reporting Standards (“IFRS”).

The interim financial statements has been measured using the historical cost convention adjusted to reflect the fair value of available for sale financial assets, and financial assets and liabilities (including derivative financial instruments) measured at fair value through the profit or loss.

These condensed interim financial statements have been reviewed, not audited. However, principles, estimates, accounting practices, measurement methods and standards adopted are consistent with those presented in the financial statements as of December 31, 2012, except as otherwise disclosed. These interim financial statements were prepared by Vale to update users about relevant information presented in the period and should be read with the annual financial statements for the year ended December 31, 2012.

We evaluated subsequent events through August 5, 2013, which is the date of approval by the executive board, the interim financial statements.

b)                                     Functional currency and presentation currency

The financial statements of each group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian Real (“R$” or “BRL”).

Transactions in foreign currencies are translated into the functional currency of the Parent Company, using the rate of exchange prevailing on the date of the transaction or the measurements. Gains and losses resulting from the settlement of such transactions and from the translation at the exchange rate of the end of the period of monetary assets and liabilities in foreign currencies are recognized in the income statement, as financial income or expense.

The net income and balance sheet of all Group entities whose functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) The assets and liabilities for each Statement of Balance Sheet presented are translated at the closing rate at the Statement of Balance Sheet date; (ii) income and expenses for each Statement of Income are translated at the average exchange rates, except in specific transactions that, considering their relevance, are translated at the rate at the dates of transactions and; (iii) the components for each Stockholders’ equity are translated at the rate at the dates of transactions. All resulting exchange differences are recognized in a separate component of the Stockholder’s equity, named “Cumulative Translation Adjustment”, transferred to the income statement when the sale of investments.

For purposes of presentation these interim financial statements are presented in US Dollar (“US$ or “USD”) once this is the way our international investors are analyze our financial statements in order to take their decisions. The exchange rates most impact our operations against the presentation currency were:

	Exchange rates used for conversions in Brazilian Reais
	June 30, 2013	December 31, 2012
US dollar - US$	2.2297	2.0435
Canadian dollar - CAD	2.1079	2.0546
Australian dollar - AUD	2.0321	2.1197
Euro - EUR or €	2.9122	2.6954

3.                                      Critical Accounting Estimates

The critical accounting estimates are the same as those adopted in preparing the financial statements for the year ended December 31, 2012.

4.                                      Changes in accounting policies

IAS 19 Employee benefits — IAS 19 amends the accounting for employment benefits. The Company has applied the standard retrospectively in accordance with the transition provisions of the standard. The standard eliminated the method of “corridor”; simplify the changes between the assets and liabilities of plans, recognizing in the income statement in the financial cost and the expected return on plan assets and the remeasurement of gains and losses, and return on assets in other comprehensive income (excluding the amount of interest on return of assets recognized in statement of income); and the effect of changes on the ceiling of the plan.

The impact on the Company has been in the following areas:

	December 31, 2012
Balance Sheet	Original balance	Effect of changes in IAS 19	Adjusted balance
Assets
Current assets
Cash and cash equivalents	5,832	—	5,832
Others	16,694	—	16,694
	22,526	—	22,526
Non-current
Deferred income tax and social contribution	3,981	77	4,058
Others	104,113	(115)	103,998
	108,094	(38)	108,056
Total assets	130,620	(38)	130,582

Liabilities and stockholders’ equity
Current
Employee post retirement benefits obligations	205	—	205
Liabilities directly associated with non-current assets held for sale	160	20	180
Others	12,197	—	12,197
	12,562	20	12,582
Non-current
Employee post retirement benefits obligations	1,660	1,584	3,244
Deferred income tax and social contribution	3,795	(409)	3,386
Others	36,444	—	36,444
	41,899	1,175	43,074
Stockholders’ equity
Capital	60,578	—	60,578
Unrealized fair value gain (losses)	(553)	(1,306)	(1,859)
Cumulative translation adjustments	(18,816)	—	(18,816)
Retained earnings	38,391	73	38,464
Others	(5,029)	—	(5,029)
Total Company stockholders’ equity	74,571	(1,233)	73,338
Noncontrolling interests	1,588	—	1,588
Total of stockholders’ equity	76,159	(1,233)	74,926
Total liabilities and stockholders’ equity	130,620	(38)	130,582

	January 1, 2012
Balance Sheet	Original balance	Effect of changes in IAS 19	Adjusted balance
Assets
Current assets
Cash and cash equivalents	3,531	—	3,531
Others	18,007	—	18,007
	21,538	—	21,538
Non-current
Deferred income tax and social contribution	1,894	6	1,900
Others	103,468	—	103,468
	105,362	6	105,368
Total assets	126,900	6	126,906

Liabilities and stockholder’s equity
Current
Employee post retirement benefits obligations	169	—	169
Others	10,924	—	10,924
	11,093	—	11,093
Non-current
Employee post retirement benefits obligations	1,550	878	2,428
Deferred income tax and social contribution	5,681	(234)	5,447
Others	30,066	—	30,066
	37,297	644	37,941
Stockholders’ equity
Capital	60,578	—	60,578
Unrealized fair value gain (losses)	118	(641)	(523)
Cumulative translation adjustments	(20,665)	—	(20,665)
Retained earnings	41,806	3	41,809
Others	(5,042)	—	(5,042)
Total Company stockholders’ equity	76,795	(638)	76,157
Noncontrolling interests	1,715	—	1,715
Total of stockholders’ equity	78,510	(638)	77,872
Total liabilities and stockholders’ equity	126,900	6	126,906

	Three-month period ended (unaudited)
	June 30, 2012
Statement of income	Original balance	Effect of changes in IAS 19	Adjusted balance
Net operating revenue	12,469	—	12,469
Cost of goods sold and services rendered	(6,553)	1	(6,552)
Gross operating profit	5,916	1	5,917

Operational expenses	(1,955)	—	(1,955)
Financial expenses, net	(2,625)	4	(2,621)
Equity results	159	—	159
Earnings before taxes	1,495	5	1,500

Current and deferred Income tax and social contribution, net	1,073	(2)	1,071
Net income of the period	2,568	3	2,571
Loss attributable to noncontrolling interests	(69)	—	(69)
Net income attributable to stockholders	2,637	3	2,640

	Six-month period ended (unaudited)
	June 30, 2012
Statement of income	Original balance	Effect of changes in IAS 19	Adjusted balance
Net operating revenue	24,021	—	24,021
Cost of goods sold and services rendered	(12,699)	2	(12,697)
Gross operating profit	11,322	2	11,324

Operational expenses	(3,469)	—	(3,469)
Financial expenses, net	(2,486)	(5)	(2,491)
Equity results	405	—	405
Earnings before taxes	5,772	(3)	5,769

Current and deferred Income tax and social contribution, net	536	1	537
Net income of the period	6,308	(2)	6,306
Loss attributable to noncontrolling interests	(127)	—	(127)
Net income attributable to stockholders	6,435	(2)	6,433

	Three-month period ended (unaudited)
	June 30, 2012
Other comprehensive income	Original balance	Effect of changes in IAS 19	Adjusted balance

Net income of the period	2,568	3	2,571
Translation adjustment for the period	(2,580)	(13)	(2,593)
	(12)	(10)	(22)
Unrealized results on valuation at market, net	(2)	—	(2)
Retirement benefit obligations, net	—	(44)	(44)
Cash flow hedge, net	(112)	—	(112)
Total comprehensive income of the period	(126)	(54)	(180)
Attributable to noncontrolling interests	96	—	96
Attributable to the Company’s stockholders	(222)	(54)	(276)

	Six-month period ended (unaudited)
	June 30, 2012
Other comprehensive income	Original balance	Effect of changes in IAS 19	Adjusted balance

Net income	6,308	(2)	6,306
Translation adjustment for the period	(1,727)	(1)	(1,728)
	4,581	(3)	4,578
Unrealized results on valuation at market, net	(2)	—	(2)
Retirement benefit obligations, net	—	41	41
Cash flow hedge, net	(103)	—	(103)
Total comprehensive income of the period	4,476	38	4,514
Attributable to noncontrolling interests	43	—	43
Attributable to the Company’s stockholders	4,433	38	4,471

5.                                      Accounting Standards

Standards, interpretations or amendments issued by the IASB for adoption after June 30, 2013

Novation of Derivatives and Continuation of Hedge Accounting — In June 2013 IASB issued an amendment to IAS 39 — Financial Instruments: Recognition and Measurement, that document conclude that hedge accounting do not terminate or expire when as consequence of law or regulation, a derivative financial instrument replace their original counterparty to become the new counterparty to each of the parties. The adoption of the amendment will be required from January 1st, 2014 and we are analyzing potential impacts regarding this update on our financial statements.

IFRIC 21 Levies — In May 2013 IASB issued an interpretation that treat about the recognize of a government imposition (levies). The adoption of the interpretation will be required from January 1st, 2014 and we are analyzing potential impacts regarding this update on our financial statements.

Recoverable Amount Disclosures for Non-Financial Assets — In May 2013 IASB issued an amendment to IAS 36 — Impairment of Assets, that clarify the IASB intention about the disclosure of non- financial assets impairment. The adoption of the amendment will be required from January 1st, 2014 and we are analyzing potential impacts regarding this update on our financial statements.

6.                                      Risk Management

During the period, no significant change in relation to risk management policies disclosed in the financial statements for the year ended December 31, 2012.

7.                            Acquisitions and Divestitures

a)                                     Divestitures of Araucaria

In December 2012, we executed an agreement with Petróleo Brasileiro S.A. (Petrobras) to sell Araucária, operation for production of nitrogens based fertilizes, located in Araucária, in the Brazilian state of Paraná, for US$234. The purchase price will be paid by Petrobras through installments accrued quarterly, adjusted by 100% of the Brazilian Interbank Interest rate (CDI), in  amounts equivalent to the royalties due by Vale related to the leasing of potash assets and mining of Taquari-Vassouras and of the Carnalita project.

During the second quarter 2013 Vale concluded the transaction previously classified as assets held for sale, but which is this subject to precedent conditions including the approval by the Brazilian Administrative Council for Economic Defense agency (“Conselho Administrativo de Defesa Econômica” or “CADE”).

b)                                     Acquisition of additional participation in the Belvedere

During 2012, Vale concluded the purchase option on additional 24.5% participation in the Belvedere Coal Project owned by Aquila Resources Limited (“Aquila”) in the amount of AUD150 million (US$156). In 2013, after the approval of the local government, Vale has paid the total amount of US$338 for 100% of Belvedere.

8.                            Cash and Cash Equivalents

	June 30, 2013	December 31, 2012
	(unaudited)
Cash at bank and in hand	1,649	1,194
Short-term investments (maturities of less than three month)	4,238	4,638
	5,887	5,832

9.                            Accounts Receivables

	June 30, 2013	December 31, 2012
	(unaudited)
Denominated in reais “Brazilian Reais”	835	849
Denominated in other currencies, mainly US$	4,173	6,060
	5,008	6,909

Allowance for doubtful accounts	(96)	(114)
	4,912	6,795

Accounts receivables related to the steel industry market represent 82.29% and 71.26% of receivables on June 30, 2013 and December 31, 2012, respectively.

In June 30, 2013, no individual customer represents over 10% of receivables or revenues.

The estimated losses for accounts receivable recorded in the statement of income as at June 30, 2013 and June 30, 2012 totaled US$ 2 and US$ 0, respectively. Write offs as at June 30, 2013 and December 31, 2012, totaled US$ 7 and US$16, respectively.

10.                     Inventory

	June 30, 2013	December 31, 2012
	(unaudited)
Finished products	2,473	2,244
Products in process	1,269	1,353
Inventory of products	3,742	3,597
Maintenance supplies	1,278	1,455
Total of Inventories	5,020	5,052

The inventories of products are comprised as follows:

	June 30, 2013	December 31, 2012
	(unaudited)
Inventories of products
Bulk Material
Iron ore	925	860
Pellets	90	94
Manganese and ferroalloys	105	88
Coal	309	248
	1,429	1,290
Base Metals
Nickel and other products	1,813	1,895
Copper	76	29
	1,889	1,924
Fertilizers
Potash	19	20
Phosphates	352	332
Nitrogen	31	20
	402	372

Others	22	11
	3,742	3,597

On June 30, 2013 inventory balances include a provision for adjustment to market value of manganese, copper and coal in the amount of US$3, US$0 and US$99, (on December 31, 2012 was US$ 3, US$ 3 and US$ 0), respectively.

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Inventories of product
Balance at beginning of period	3,863	4,245	3,597	3,975
Addition	5,451	5,511	10,605	10,864
Transfer on maintenance supplies	1,014	1,086	1,973	2,103
Sale	(6,223)	(6,552)	(11,943)	(12,697)
Write-off by inventory adjustment	—	—	(124)	(246)
Translation adjustments for the period	(363)	(291)	(366)	—
Balance at end of period	3,742	3,999	3,742	3,999

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Change in the inventory of spare parts and maintenance supplies
Balance at beginning of period	1,529	1,288	1,455	1,276
Addition	895	1,183	1,930	2,187
Transfer to use	(1,014)	(1,086)	(1,973)	(2,103)
Translation adjustments for the period	(132)	(103)	(134)	2,570
Balance at end of period	1,278	1,282	1,278	3,930

11.                     Recoverable Taxes

	June 30, 2013	December 31, 2012
	(unaudited)
Value-added tax	1,074	1,023
Brazilian Federal Contributions	619	670
Others	66	65
Total	1,759	1,758

Current	1,597	1,540
Non-current	162	218
Total	1,759	1,758

12.                               Financial instruments - investments

The lock-up period for trading Norsk Hydro shares ended in the first quarter of 2013. From this period on the shares of Norsk Hydro can be traded in the market and therefore we ended the equity method measurement and start classifying this investment as a financial asset available for sale as of June 30, 2013. The fair value of financial instruments — investment in stock classified as available for sale in June 30, 2013 was US$1,786.

13.                     Investments

The main consolidated operating subsidiaries are:

Entities	% ownership	% voting capital	Location	Principal activity
Compañia Minera Miski Mayo S.A.C	40.00	51.00	Peru	Fertilizers
Ferrovia Centro-Atlântica S. A.	99.99	99.99	Brazil	General cargo logistics
Ferrovia Norte Sul S.A.	100.00	100.00	Brazil	General cargo logistics
Mineração Corumbaense Reunida S.A.	100.00	100.00	Brazil	Iron ore and Manganese
PT Vale Indonesia Tbk	59.20	59.20	Indonesia	Nickel
Sociedad Contractual Minera Tres Valles	90.00	90.00	Chile	Copper
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Canada Limited	100.00	100.00	Canada	Nickel
Vale Fertilizantes S.A	100.00	100.00	Brazil	Fertilizers
Vale International Holdings GmbH	100.00	100.00	Austria	Holding and Research
Vale International S.A	100.00	100.00	Switzerland	Trading
Vale Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Vale Mina do Azul S.A.	100.00	100.00	Brazil	Manganese
Vale Moçambique S.A.	95.00	95.00	Mozambique	Coal
Vale Nouvelle-Calédonie SAS	80.50	80.50	New Caledonia	Nickel
Vale Oman Pelletizing Company LLC	70.00	70.00	Oman	Pellet
Vale Shipping Holding PTE Ltd.	100.00	100.00	Singapore	Logistics of iron ore

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Balance at beginning of period	6,402	8,614	6,384	8,013
Additions	91	31	273	245
Disposals	—	(33)	(21)	(33)
Cumulative translation adjustment	(311)	(396)	(398)	(219)
Equity results	53	159	225	405
Equity other comprehensive income	(5)	14	(206)	29
Dividends declared	(518)	(327)	(545)	(378)
Transfers	(1,937)	—	(1,937)	—
Balance at end of period	3,775	8,062	3,775	8,062

Investments (Continued)

Investments	Equity results (unaudited)	Received dividends (unaudited)
As of	Three-month period ended	Six-month period ended	Three-month period ended	Six-month period ended
Location	Relationship	% ownership	% voting capital	June 30, 2013	December 31, 2012	January 1, 2012	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
(unaudited)	(i)	(i)	(i)	(i)
Bulk Material
Iron Ore and pellets
Baovale Mineração S.A. - BAOVALE	Brazil	Joint venture	50.00	50.00	28	28	35	—	2	3	2	—	—	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO (c)	Brazil	Joint Venture	51.00	51.11	153	178	199	3	3	5	9	24	26	24	26
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS (c)	Brazil	Joint Venture	50.89	51.00	84	104	115	2	29	(2)	31	10	11	10	11
Companhia Coreano-Brasileira de Pelotização - KOBRASCO (c)	Brazil	Joint Venture	50.00	50.00	81	107	112	3	8	4	15	17	10	17	10
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO (c)	Brazil	Joint Venture	50.90	51.00	58	64	80	—	1	—	7	—	18	—	18
Minas da Serra Geral S.A. - MSG	Brazil	Joint Venture	50.00	50.00	23	26	29	—	(3)	1	—	—	—	—	—
Samarco Mineração S.A. (d)	Brazil	Joint Venture	50.00	50.00	341	630	399	71	141	232	353	165	—	165	—
Tecnored Desenvolvimento Tecnológico S.A. (b)	Brazil	Associate	49.21	49.21	43	38	48	(3)	(7)	(5)	(9)	—	—	—	—
Zhuhai YPM Pellet Co	China	Associate	25.00	25.00	24	23	23	—	—	—	—	—	—	—	—
835	1,198	1,040	76	174	238	408	216	65	216	65
Coal
Henan Longyu Energy Resources CO., LTD.	China	Associate	25.00	25.00	377	341	282	12	16	21	34	—	—	—	60
Shandong Yankuang International Company Ltd.	China	Associate	25.00	25.00	(70)	(60)	(43)	(5)	(3)	(9)	(7)	—	—	—	—
307	281	239	7	13	12	27	—	—	—	60
Base Metals
Copper
Teal Minerals Incorporated	Zambia	Associate	50.00	50.00	240	252	234	(3)	(2)	(6)	(3)	—	—	—	—
240	252	234	(3)	(2)	(6)	(3)	—	—	—	—
Nickel
Korea Nickel Corp	Korea	Associate	25.00	25.00	23	24	4	—	1	(1)	1	—	—	—	—
23	24	4	—	1	(1)	1	—	—	—	—
General Cargo Logistics
LOG-IN - Logística Intermodal S/A (a)	Brazil	Associate	31.33	31.33	90	94	114	—	(4)	4	(14)	—	—	—	—
MRS Logística S.A. (e)	Brazil	Joint Venture	47.59	46.75	548	586	551	23	19	36	59	—	—	—	—
638	680	665	23	15	40	45	—	—	—	—
Others
Aluminium
Norsk Hydro ASA	Norway	Associate	—	—	—	2,237	3,227	—	—	—	28	56	47	56	47

Bauxite
Mineração Rio Grande do Norte S.A. - MRN	Brazil	Associate	40.00	40.00	108	136	133	1	4	3	11	—	—	—	—

Steel
California Steel Industries, INC	USA	Joint Venture	50.00	50.00	178	167	161	4	9	10	15	—	—	—	—
CSP- Companhia Siderúrgica do PECEM	Brazil	Joint Venture	50.00	50.00	667	499	267	(2)	(1)	(3)	(2)	—	—	—	—
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	Brazil	Associate	26.87	26.87	433	534	1,607	(46)	(46)	(53)	(85)	—	—	—	—
1,278	1,200	2,035	(44)	(38)	(46)	(72)	—	—	—	—
Other affiliates and joint ventures
Norte Energia S.A.	Brazil	Joint Venture	9.00	9.00	149	120	75	—	(1)	—	(1)	—	—	—	—
Others	197	256	361	(7)	(7)	(15)	(39)	—	—	—	—
346	376	436	(7)	(8)	(15)	(40)	—	—	—	—
3,775	6,384	8,013	53	159	225	405	—	272	—	112	—	272	172

(i) Period adjusted according to note 4.

(a) Market value on June 30, 2013 was US$ 139 and on December 31, 2012 was US$ 120. Investment recorded by equity;

(b) Investment balance includes the values of advances for future capital increase;

(c) Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by noncontrolling shareholders;

(d) Main data of Samarco: Operational Result US$ 807, Financial Result US$ (246), Income tax US$ (104); and

(e) Market value on June 30, 2013 was US$1,336 and on December 31, 2012 was US$1,051, but its stock has no trading.

14.                     Intangible Assets

	June 30, 2013 (unaudited)			December 31, 2012
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful lifetime
Goodwill	4,296	—	4,296	4,603	—	4,603

Finite useful lifetime
Concession and subconcession	5,219	(1,611)	3,608	5,375	(1,618)	3,757
Right of use	336	(62)	274	358	(56)	302
Others	1,190	(677)	513	1,225	(676)	549
	6,745	(2,350)	4,395	6,958	(2,350)	4,608
Total	11,041	(2,350)	8,691	11,561	(2,350)	9,211

The useful life of the concessions and sub-concessions did not change during the quarter.

The rights of use refers basically to the usufruct contract entered into with noncontrolling stockholders to use the Empreendimentos Brasileiros de Mineração S.A. shares (owner of the shares of MBR) and intangible identified in business combination of Vale Canada. The amortization of the right of use will expires in 2037 and Vale Canada’s intangible will end in September 2046.

The table below shows the movement of intangible assets during the period:

	Three-month period ended (unaudited)
	June 30, 2013					June 30, 2012
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total	Total
Balance at beginning of period	4,600	3,887	294	527	9,308	9,807
Addition	—	171	—	69	240	253
Write off	—	(3)	—	(2)	(5)	(232)
Amortization	—	(74)	(6)	(29)	(109)	(105)
Translation adjustment for the period	(304)	(373)	(14)	(52)	(743)	(633)
Balance at end of period	4,296	3,608	274	513	8,691	9,090

	Six-month period ended (unaudited)
	June 30, 2013					June 30, 2012
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total	Total
Balance at beginning of period	4,603	3,757	302	549	9,211	9,521
Addition	—	332	—	77	409	468
Write off	—	(5)	—	(2)	(7)	(232)
Amortization	—	(147)	(11)	(66)	(224)	(202)
Translation adjustment for the period	(307)	(329)	(17)	(45)	(698)	(465)
Balance at end of period	4,296	3,608	274	513	8,691	9,090

15.                     Property, plant and equipment

	June 30, 2013 (unaudited)			December 31, 2012
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	916	—	916	676	—	676
Buildings	8,163	(1,868)	6,295	7,710	(1,617)	6,093
Facilities	15,624	(4,686)	10,938	16,320	(4,564)	11,756
Computer equipment	824	(623)	201	985	(609)	376
Mineral assets	21,771	(4,954)	16,817	23,705	(4,838)	18,867
Others	26,468	(8,525)	17,943	26,754	(8,576)	18,178
Construction in progress	30,427	—	30,427	28,936	—	28,936
	104,193	(20,656)	83,537	105,086	(20,204)	84,882

In March 2013, the Company suspended the implementation of the Rio Colorado project in Argentina. The current underlying project parameters are not sufficiently favorable to assure the project meets the Company´s capital allocation and value creation targets. The Company will continue honoring its commitments related to the concessions and reviewing alternatives to enhance the project outcome in order to determine prospects for future project development. Based on an analysis of current expected returns and projected investments, the Company has concluded that no impairment provision is required at this time. This matter continues to be closely monitored by management.

The net property, plant and equipment given in guarantees for judicial claims in June 30, 2013 and December 31, 2012 correspond to US$87 and US$96, respectively.

The table below shows the movement of property, plant and equipment during the period:

	Three-month period ended (unaudited)
	June 30, 2013								June 30, 2012
	Land	Building	Facilities	Computer equipment	Mineral assets	Others	Constructions in progress	Total	Total
Balance at beginning of period	866	6,384	11,754	368	17,442	18,492	31,315	86,621	85,886
Addition	—	—	—	—	—	—	3,152	3,152	2,182
Disposals	—	—	(12)	—	—	(24)	(45)	(81)	(342)
Transfer to non-current assets held for sale	—	—	—	—	—	—	—	—	(41)
Depreciation and amortization	—	(62)	(233)	(19)	(200)	(321)	—	(835)	(602)
Translation adjustment	(112)	(541)	(863)	(179)	(470)	(916)	(2,239)	(5,320)	(3,045)
Transfers	162	514	292	31	45	712	(1,756)	—	—
Balance at end of period	916	6,295	10,938	201	16,817	17,943	30,427	83,537	84,038

	Six-month period ended (unaudited)
	June 30, 2013								June 30, 2012
	Land	Building	Facilities	Computer equipment	Mineral assets	Others	Constructions in progress	Total	Total
Balance at beginning of period	676	6,093	11,756	376	18,867	18,178	28,936	84,882	82,349
Addition	—	—	—	—	—	—	6,530	6,530	4,992
Disposals	—	—	(49)	(1)	(31)	(25)	(60)	(166)	(388)
Transfer to non-current assets held for sale	—	—	—	—	—	—	—	—	(41)
Depreciation and amortization	—	(123)	(449)	(40)	(444)	(1,121)	—	(2,177)	(1,638)
Translation adjustment	(106)	(507)	(820)	(177)	(1,048)	(920)	(1,954)	(5,532)	(1,236)
Transfers	346	832	500	43	(527)	1,831	(3,025)	—	—
Balance at end of period	916	6,295	10,938	201	16,817	17,943	30,427	83,537	84,038

16.                               Loans and Financing

a)                                    Long-term debts

	Current Liabilities		Non-current liabilities
	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012
	(unaudited)		(unaudited)
Long-term contracts abroad
Loans and financing in:
United States dollars	404	604	3,405	3,380
Others currencies	19	14	240	261
Fixed rates:
Notes indexed in United Stated dollars	124	124	13,457	13,457
Euro	—	—	1,959	1,979
Accrued charges	299	324	—	—
	846	1,066	19,061	19,077
Long-term contracts in Brazil
Indexed to TJLP, TR, IGP-M e CDI	291	175	5,775	6,066
Basket of currencies	2	2	9	10
Loans in United States dollars	164	170	1,270	1,267
Non-convertible debentures into shares	1,794	1,957	365	379
Accrued charges	104	101	—	—
	2,355	2,405	7,419	7,722
	3,201	3,471	26,480	26,799

The long-term portion as at June 30, 2013 has maturities as follows:

(unaudited)
2014	893
2015	1,229
2016	1,980
2017	2,337
2018 onwards	20,041
26,480

As at June 30, 2013, the annual interest rates on the long-term debts were as follows:

(unaudited)
Up to 3%	4,919
3,1% to 5% (a)	6,043
5,1% to 7%	12,488
7,1% to 9% (b)	1,306
9,1% to 11% (b)	2,404
Over 11% (b)	2,521
29,681

(a) Includes Eurobonds. For this operation we have entered into derivative transactions at a copom of 4.51% per year in US dollars.

(b) Includes non-convertible debentures and other Brazilian Real denominated debt that bears interest at the CDI and Brazilian Government Long-term Interest Rates (“TJLP”), plus spread. For these operations, we have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling US$ 7.876 of which US$ 4.474 has an original interest rate above 7.1% per year. The average cost of debts not denominated in U.S. Dollars after derivatives contracting is 2.6% per year.

All the securities issued through our 100% finance subsidiary Vale Overseas Limited, are fully and unconditionally guaranteed by Vale.

b)                                     Funding and revolving credit lines

In June 2013 Vale entered into a new facility with Banco Nacional de Desenvolvimento Econômico Social (“BNDES”) for a total amount of R$ 109 (US$ 49), to finance the acquisition of domestic equipment.

In July 2013 (subsequent event) the company contracted a new 5 years revolving credit facility in the amount of US$ 2 billion (R$4,452 million).

					Total amount	Amounts drawn on
Financial Institution	Contractual Currency	Date of agreement		Available until	available to be drawn	June 30, 2013	December 31, 2012
Revolving Credit Lines
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	April 2011		5 years	3,000	—	—
Credit Lines
BNDES	R$	April 2008	(a)	10 years	3,274	1,701	1,753
Loans
Export-Import Bank of China and Bank of China Limited	US$	September 2010	(b)	13 years	1,229	953	837
Export Development Canada (“EDC”)	US$	October 2010	(c)	10 years	1,000	975	975
BNDES
CLN 150	R$	September 2012	(d)	10 years	1,741	1,246	1,032
Programa de Sustentação do Investimento 2,50% (“PSI”)	R$	December 2012	(e)	10 years	82	82	—
PSI 3,00%	R$	June 2013	(f)	10 years	49	—	—

The currency of total amount available and disbursed different from reporting currency is affected by exchange rate variation among periods.

(a)             Memorandum of understanding signature date, however, projects financing term is considered from the signature date of each projects contract amendment.

(b)             Acquisition of twelve large ore carriers from Chinese shipyards.

(c)              Financing investments in Canada and Canadian exports.

(d)             Capacitance Logística Norte 150 Project (CLN 150).

(e)              Acquisition of wagons by VLI Multimodal.

(f)               Acquisition of domestic equipment.

These credit lines from Nexi, JBIC, K-Sure, BNDES: Vale Fertilizantes, PSI 4.50% and 5.50% were taken off this note, because they have been used in its entirety.

c)                                      Guarantee

On June 30, 2013, US$ 1,535 of the total aggregate outstanding debt was secured by property, plant and equipment and receivables.

d)                                     Covenants

Our principal covenants require us to maintain certain ratios, such as debt to EBITDA (Earnings Before Interest Taxes, Depreciation and Amortization) and interest coverage. We have not identified any events of noncompliance as of June 30, 2013.

17.                     Provision for litigation

Vale is a party to labor, civil, tax and other ongoing lawsuits and is discussing these issues both administratively and in court.  When applicable, these lawsuits are supported by judicial deposits. Provisions for losses resulting from these processes are estimated and updated by the Company, supported by the legal advice of the legal board of the Company and by its legal consultants.

	Three-month period ended (unaudited)
	June 30, 2013					June 30, 2012
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision	Total of litigation provision
Balance at beginning of period	723	257	767	38	1,785	1,809
Additions	83	35	102	9	229	127
Reversals	(25)	(2)	(58)	(4)	(89)	(55)
Payments	(65)	(8)	(47)	(2)	(122)	(9)
Monetary adjustment	7	(4)	9	3	15	(13)
Transfer to assets held for sale	—	—	2	—	2	(1)
Translation adjustment for the period	(45)	(44)	(71)	(3)	(163)	(110)
Balance at end of period	678	234	704	41	1,657	1,748

	Six-month period ended (unaudited)
	June 30, 2013					June 30, 2012
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision	Total of litigation provision
Balance at beginning of period	996	287	748	34	2,065	1,686
Additions	54	42	157	13	266	219
Reversals	(46)	(44)	(108)	(4)	(202)	(96)
Payments	(245)	(8)	(53)	(2)	(308)	(13)
Monetary adjustment	(45)	(1)	19	4	(23)	40
Transfer to assets held for sale	—	—	2	—	2	(1)
Translation adjustment for the period	(36)	(42)	(61)	(4)	(143)	(87)
Balance at end of period	678	234	704	41	1,657	1,748

In July 10, 2013 (subsequent event) we paid US$25 of CFEM. During the Six-month period ended on June 30, 2013, we paid US$ 267 and as at June 30, 2013 and December 31, 2012, the total liability in relation to CFEM presented in the tax litigation on the table above was US$315 and US$519, respectively.

Judicial deposits are as follows:

	June 30, 2013	December 31, 2012
	(unaudited)
Tax litigations	425	435
Civil litigations	164	172
Labor litigations	885	903
Environmental litigations	5	5
Total	1,479	1,515

The Company is also involved in administrative and judicial litigations in which the expectation of loss is considered possible, and accordingly, no provision has been recorded. These contingent liabilities are classified as follows:

	June 30, 2013	December 31, 2012
	(unaudited)
Tax litigation	16,742	16,492
Civil litigation	1,162	1,124
Labor litigation	2,350	1,728
Environmental litigation	1,244	1,672
Total	21,498	21,016

The most relevant among tax processes classified as possible loss, refers to the process against Company for the collection of Income Tax and Social Contribution on equity gain on foreign subsidiaries and deductibility of the social contribution payments on the income tax bases. The update amount for the process, including interest and penalties, totaled at June 30, 2013 and December 31, 2012, US$ 13,592 and US$ 15,210, respectively.

18.                               Asset retirement obligation

Company uses substantially the same criteria used in the financial statements of December 31, 2012 to measure the obligations concerning the retirement of used fixed assets. Interest rates on long-term used to discount to present value and update the provision was 5.03% p.a. for June 30, 2013 and December 31, 2012.

The changes in the provision for asset retirement obligations are as follows:

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Balance at beginning of period	2,669	1,922	2,748	1,922
Increase expense	41	34	91	34
Settlement in the current period	(10)	(4)	(12)	(4)
Revisions in estimated cash flows	(140)	35	(269)	35
Cumulative translation adjustments	(168)	22	(166)	22
Balance at end of period	2,392	2,009	2,392	2,009

Current	66	69	66	69
Non-current	2,326	1,940	2,326	1,940
	2,392	2,009	2,392	2,009

19.                               Deferred Income Tax and Social Contribution

We review the potential tax impact associated with undistributed earnings of each our subsidiaries and affiliates. For those subsidiaries in which undistributed earnings are intended to be reinvested indefinitely, no deferred tax is recognized. Undistributed earnings of foreign consolidated subsidiaries and affiliates for which no deferred income tax has been recognized for possible future remittances to the parent company totaled approximately US$26,400 in Six-month period ended in June 30, 2013 and US$ 26,800 at December 31, 2012. These amounts are considered to be permanently reinvested in the Company’s international business. It is not practicable to determine the amount of the unrecognized deferred tax liability associated with these amounts. If we did determine to repatriate these earnings, there would be methods available to us, each with different tax consequences. There would also be uncertainty as to timing and amount, if any, of foreign tax credits that would be available, as the calculation of the available foreign tax credit is dependent upon the timing of the repatriation and projections of significant future and uncertain events. The wide range of potential outcomes that could result due to these factors, among others, makes it impracticable to calculate the amount of tax that hypothetically would be recognized on these earnings if they were repatriated.

The deferred balances were as follows:

	Three-month period ended (unaudited)
	June 30, 2013			June 30, 2012 (i)
	Assets	Liabilities	Total	Assets	Liabilities	Total
Balance at beginning of period	4,250	3,351	899	2,134	5,478	(3,344)
Net income effect	256	(69)	325	(143)	(3)	(140)
Subsidiary acquisition (sale)	—	—	—	—	(98)	98
Cumulative translation adjustment	(334)	(72)	(262)	(125)	(295)	170
Reversal of deferred income tax	—	—	—	—	(1,236)	1,236
Other comprehensive income	74	4	70	18	(24)	42
Balance at end of period	4,246	3,214	1,032	1,884	3,822	(1,938)

	Six-month period ended (unaudited)
	June 30, 2013			June 30, 2012 (i)
	Assets	Liabilities	Total	Assets	Liabilities	Total
Balance at beginning of period	4,058	3,386	672	1,900	5,447	(3,547)
Net income effect	412	(82)	494	89	(50)	139
Subsidiary acquisition (sale)	—	—	—	—	(98)	98
Cumulative translation adjustment	(298)	(89)	(209)	(94)	(238)	144
Reversal of deferred income tax	—	—	—	—	(1,236)	1,236
Other comprehensive income	74	(1)	75	(11)	(3)	(8)
Balance at end of period	4,246	3,214	1,032	1,884	3,822	(1,938)

(i)        Period adjusted according to note 4.

There were no changes in tax rates in the countries where we operate. The table below shows the total income tax and social contribution shown in the income:

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012 (i)	June 30, 2013	June 30, 2012 (i)
Income before tax and social contribution	328	1,500	4,311	5,769
Results of equity investments	(53)	(159)	(225)	(405)
	275	1,341	4,086	5,364
Income tax and social contribution at statutory rates - 34%	(94)	(456)	(1,389)	(1,824)
Adjustments that affects the basis of taxes:
Income tax benefit from interest on stockholders’ equity	303	341	617	720
Tax incentive	(18)	—	112	90
Results of overseas companies taxed by different rates which differs from the parent company rate	(167)	39	(87)	403
Recognition of allowance for tax loss carryforward	197	1,236	165	1,236
Others	(159)	(89)	(287)	(88)
Income tax and social contribution on the profit for the period	62	1,071	(869)	537

(i)                                                                 Period adjusted according to note 4.

During the period, there were no changes in tax incentives received by the Company.

20.                               Employee Benefits Obligations

a)                                     Retirement Benefits Obligations

In its 2012 financial statements the Company had announced that it expects to contribute US$ 407 to its pension plan in 2013. Through June 30, 2013 it had contributed US$ 175. No significant changes are expected in relation to the estimative disclosed in December 31, 2012 financial statement.

Costs recognized in the income statements for the period:

	Three-month period ended (unaudited)
	June 30, 2013			June 30, 2012 (i)
	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans
Current service cost	—	31	12	—	23	8
Interest on expense on liabilities	76	105	25	77	100	25
Interest income on plan assets	(94)	(84)	—	(117)	(92)	—
Interest expense on effect of (asset ceiling)/ onerous liability	18	—	—	40	—	—
Total of cost, net	—	52	37	—	31	33

	Six-month period ended (unaudited)
	June 30, 2013			June 30, 2012 (i)
	Overfunded pension plans (ii)	Underfunded pension plans	Underfunded pension plans	Overfunded pension plans (ii)	Underfunded pension plans	Underfunded pension plans
Current service cost	—	65	23	—	46	17
Interest on expense on liabilities	154	216	51	162	209	52
Interest income on plan assets	(192)	(172)	—	(246)	(196)	—
Interest expense on effect of (asset ceiling)/ onerous liability	38	—	—	84	7	—
Total of cost, net	—	109	74	—	66	69

(i)        Period adjusted according note 4.

(ii)     Company has not recorded in its balance sheet the assets and their counterparts arising from actuarial valuation of overfunded plan as there is no clear evidence of asset realization.

Costs recognized in the statements of Other comprehensive income for the period:

	Three-month period ended (unaudited)
	June 30, 2013				June 30, 2012 (i)
	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans	Total	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans	Total
Return on plan assets (excluding interest income)	(38)	(190)	5	(223)	175	(36)	—	139
Changes in asset ceiling/ onerous liability (excluding interest income)	38	—	—	38	(175)	(20)	—	(195)
	—	(190)	5	(185)	—	(56)	—	(56)
Income tax	—	62	(1)	61	—	12	—	12
Total OCI, net	—	(128)	4	(124)	—	(44)	—	(44)

	Six-month period ended (unaudited)
	June 30, 2013				June 30, 2012 (i)
	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans	Total	Overfunded pension plans (ii)	Underfunded pension plans	Others underfunded pension plans	Total
Effect of experience adjustments	—	—	—	—	—	(4)	—	(4)
Return on plan assets (excluding interest income)	(245)	(165)	5	(405)	204	110	—	314
Changes in asset ceiling/ onerous liability (excluding interest income)	245	—	—	245	(204)	(42)	—	(246)
	—	(165)	5	(160)	—	64	—	64
Income tax	—	62	(1)	61	—	(23)	—	(23)
Total OCI, net	—	(103)	4	(99)	—	41	—	41

(i)        Period adjusted according note 4.

(ii)     Company has not recorded in its balance sheet the assets and their counterparts arising from actuarial valuation of overfunded plan, because there is no clear evidence of asset realization.

100% of overfunded pension plans are located in Brazil and 90% of underfunded pension plans are located outside of Brazil.

b) Incentive plan in results

Company, based on the profit sharing program (“Programa de Participação nos Resultados” or “PPR”) allows define, monitor, evaluate and recognize the individual and collective performance of their employees. The measurement method adopted in the period was the same used in December 31, 2012 financial statements. Company accrued expenses/costs related to participation in the results as follows:

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Operational expenses	32	47	92	204
Cost of goods sold and services rendered	90	71	186	196
Total	122	118	278	400

c)                                      Long-term stock option compensation plan

The terms, assumptions, calculation methods and the accounting treatment applied to the ILP (long-term incentive plan) is the same as presented in the financial statements of December 31, 2012. The total number of shares subject to the Long-Term Compensation Plan on June 30, 2013 and December 31, 2012 are 6,089,634 and 4,426,046, and total liability recorded of US$ 58 and US$ 87, respectively.

21.                               Classification of financial instruments

The classification of financial assets and liabilities is shown in the following tables:

	June 30, 2013 (unaudited)
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available for sale (d)	Total
Financial assets
Current
Cash and cash equivalents	5,887	—	—	—	5,887
Short-term investments	369	—	—	—	369
Derivative financial instruments	—	222	—	—	222
Accounts receivable	4,912	—	—	—	4,912
Related parties	867	—	—	—	867
	12,035	222	—	—	12,257
Non-current
Related parties	251	—	—	—	251
Loans and financing agreements to receive	244	—	—	—	244
Financial instrument - investments	—	—	—	1,786	1,786
Derivative financial instruments	—	100	—	—	100
	495	100	—	1,786	2,381
Total of Assets	12,530	322	—	1,786	14,638

Financial liabilities
Current
Suppliers and contractors	4,143	—	—	—	4,143
Derivative financial instruments	—	589	78	—	667
Current portion of long-term debt	3,201	—	—	—	3,201
Related parties	117	—	—	—	117
	7,461	589	78	—	8,128
Non-current
Derivative financial instruments	—	1,389	20	—	1,409
Long-term debt	26,480	—	—	—	26,480
Related parties	66	—	—	—	66
Stockholders’ Debentures (note 30(d))	—	1,743	—	—	1,743
	26,546	3,132	20	—	29,698
Total of Liabilities	34,007	3,721	98	—	37,826

(a) Non-derivative financial instruments with identifiable cash flow.

(b) Financial instruments for trading in short-term.

(c) See note 24(a).

(d) See note 12.

	December 31, 2012
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available for sale(d)	Total
Financial assets
Current
Cash and cash equivalents	5,832	—	—	—	5,832
Short-term investments	—	246	—	—	246
Derivative financial instruments	—	265	16	—	281
Accounts receivable	6,795	—	—	—	6,795
Related parties	384	—	—	—	384
	13,011	511	16	—	13,538
Non-current
Related parties	408	—	—	—	408
Loans and financing agreements to receive	246	—	—	—	246
Financial instrument - Investments	—	—	—	7	7
Derivative financial instruments	—	40	5	—	45
	654	40	5	7	706
Total of Assets	13,665	551	21	7	14,244

Financial liabilities
Current
Suppliers and contractors	4,529	—	—	—	4,529
Derivative financial instruments	—	346	1	—	347
Current portion of long-term debt	3,471	—	—	—	3,471
Related parties	207	—	—	—	207
	8,207	346	1	—	8,554
Non-current
Derivative financial instruments	—	783	—	—	783
Long-term debt	26,799	—	—	—	26,799
Related parties	72	—	—	—	72
Debentures	—	1,653	—	—	1,653
	26,871	2,436	—	—	29,307
Total of Liabilities	35,078	2,782	1	—	37,861

(a) Non-derivative financial instruments with identifiable cash flow.

(b) Financial instruments for trading in short-term.

(c) See note 24(a).

(d) See note 12.

22.                               Fair Value Estimative

The Company considered the same assumptions and calculation methods presented in the financial statements of December 31, 2012, to measure the fair value of assets and liabilities in the period.

The tables below present the assets and liabilities measured at fair value in the period.

	June 30, 2013 (unaudited)			December 31, 2012
	Level 1	Level 2	Total (i)	Level 1	Level 2	Total (i)
Financial Assets
Current
Derivatives at fair value through profit or loss	8	214	222	—	265	265
Derivatives designated as hedges	—	—	—	—	16	16
	8	214	222	—	281	281
Non-Current
Financial assets investments	1,786	—	1,786	7	—	7
Derivatives at fair value through profit or loss	1	99	100	—	40	40
Derivatives designated as hedges	—	—	—	—	5	5
	1,787	99	1,886	7	45	52
Total of Assets	1,795	313	2,108	7	326	333

Financial Liabilities
Current
Derivatives at fair value through profit or loss	583	6	589	2	344	346
Derivatives designated as hedges	—	78	78	—	1	1
	583	84	667	2	345	347
Non-Current
Derivatives at fair value through profit or loss	—	1,389	1,389	—	783	783
Derivatives designated as hedges	—	20	20	—	—	—
Stockholders’ debentures	—	1,743	1,743	—	1,653	1,653
	—	3,152	3,152	—	2,436	2,436
Total of Liabilities	583	3,236	3,819	2	2,781	2,783

(i)                                     No classification according to level 3.

The Company measured its loans and debt securities at market value and compared to the carrying amount. The assumptions and calculation methods applied are also the same as those presented in the financial statements as of December 31, 2012. The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	June 30, 2013 (unaudited)
	Balance	Fair value (i)	Level 1	Level 2
Financial liabilities
Loans (long-term)(ii)	29,278	29,929	23,480	6,449
Perpetual notes (iii)	57	57	—	57

(i) No classification according to level 3.

(ii) Net interest of US$ 403

(iii) classified on “Related parties” (Non-current liabilities)

	December 31, 2012
	Balance	Fair value (i)	Level 1	Level 2
Financial liabilities
Loans (long-term)(ii)	29,845	32,724	25,817	6,907
Perpetual notes (iii)	72	72	—	72

(i) No classification according to level 3.

(ii) Net interest of US$ 425

(iii) classified on “Related parties” (Non-current liabilities)

23.                              Stockholders’ Equity

a)                                    Capital

At June 30, 2013, the capital stock is US$60,578 as of represented below:

	June 30, 2013
Stockholders	ON	PNA	Total
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	678,716,482	636,806,550	1,315,523,032
FMP - FGTS	90,033,107	—	90,033,107
PIBB - BNDES	1,699,806	2,529,136	4,228,942
BNDESPar	206,378,881	67,342,071	273,720,952
Foreign institutional investors in local market	275,646,662	462,328,524	737,975,186
Institutional investors	163,426,022	383,748,290	547,174,312
Retail investors in Brazil	53,316,995	394,627,343	447,944,338
Treasure stock in Brazil	71,071,482	140,857,692	211,929,174
Total	3,256,724,482	2,108,579,618	5,365,304,100

b)                                     Treasury stocks

On June 30, 2013, the amount of treasury stocks was US$4,477 as follows:

					Acquisition price (US$)
Shares (thousands)	December 31, 2012	Addition	Reduction	June 30, 2013	Average	Low	High	June 30, 2013	December 31, 2012
Preferred	140,857,692	—	—	140,857,692	18.44	6.90	23.33	15.03	18.84
Common	71,071,482	—	—	71,071,482	17.70	9.87	26.97	15.79	19.37
Total	211,929,174	—	—	211,929,174

c)                                      Basic and diluted earnings per share

Basic and diluted earnings per shares were calculated as follows:

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012 (i)	June 30, 2013	June 30, 2012 (i)
Net income from continuing operations attributable to the Company’s stockholders	424	2,640	3,533	6,433

Basic and diluted earnings per share:
Income available to preferred stockholders	162	998	1,349	2,449
Income available to common stockholders	262	1,642	2,184	3,984
Total	424	2,640	3,533	6,433

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,928,076	1,967,722	1,927,627
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,170,048	3,185,653	3,169,871
Total	5,153,375	5,098,124	5,153,375	5,097,498

Basic and diluted earnings per share
Basic earnings per preferred share	0.09	0.51	0.69	1.26
Basic earnings per common share	0.09	0.51	0.69	1.26

(i)       Period adjusted according note 4.

d)                                     Remuneration of stockholders

We present below the remuneration of stockholder paid in the Six-month period ended June 30, 2013.

	Remuneration attributed to Stockholders
	Total amount	Amount per outstanding common or preferred share
2013 prepaid amount
First installment - April	2,250	0.436607084
Dividends	400	0.077619037
Interest on capital	1,850	0.358988047

24.                              Derivatives  financials instruments

a)             Derivatives effects on Balance Sheet

	Assets
	June 30, 2013 (unaudited)		December 31, 2012
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	202	—	249	1
Eurobonds Swap	—	53	—	39
Pre dollar swap	10	—	16	—
	212	53	265	40
Commodities price risk
Nickel:
Fixed price program	8	1	—	—
Bunker Oil	2	—	—	—
	10	1	—	—
Warrants
SLW Option	—	46	—	—
	—	46	—	—
Derivatives designated as hedge
Strategic Nickel	—	—	13	—
Foreign exchange cash flow hedge	—	—	3	5
	—	—	16	5
Total	222	100	281	45

	Liabilities
	June 30, 2013 (unaudited)		December 31, 2012
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	440	1,288	340	700
Eurobonds Swap	—	—	4	18
Pre dollar swap	31	97	—	63
	471	1,385	344	781
Commodities price risk
Nickel:
Fixed price program	6	1	2	—
Bunker Oil	112	—	—	—
	118	1	2	—
Embedded derivatives
Gas	—	3	—	2
	—	3	—	2
Derivatives designated as hedge
Bunker Oil Hedge	50	—	1	—
Foreign exchange cash flow hedge	28	20	—	—
	78	20	1	—
Total	667	1,409	347	783

b)                                     Effects of derivatives in the statement of income, cash flow and Other comprehensive income

	Three-month period ended (unaudited)
	Amount of gain or(loss) recognized as financial income (expense)		Financial settlement (inflows)/ Outflows		Amount of gain or (loss) recognized in OCI
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(809)	(407)	(93)	(181)	—	—
Eurobonds Swap	41	(36)	—	—	—	—
Pre dollar swap	(46)	(16)	(5)	(5)	—	—
	(814)	(459)	(98)	(186)	—	—
Commodities price risk
Nickel
Fixed price program	1	8	(1)	(5)	—	—
Bunker Oil Hedge	(105)	—	11	—	—	—
	(104)	8	10	(5)	—	—
Warrants
SLW Options	(48)	—	—	—	—	—
	(48)	—	—	—	—	—
Derivatives designated as hedge
Bunker Oil Hedge	(13)	—	13	—	(34)	(13)
Strategic Nickel	—	35	—	(35)	—	(19)
Foreign exchange cash flow hedge	(4)	—	4	—	(30)	(80)
	(17)	35	17	(35)	(64)	(112)
Total	(983)	(416)	(71)	(226)	(64)	(112)

Financial income	43	43	(99)	(226)
Financial expenses	(1,026)	(459)	28	—
Total	(983)	(416)	(71)	(226)

	Six-month period ended (unaudited)
	Amount of gain or(loss) recognized as financial income (expense)		Financial settlement (inflows)/ Outflows		Amount of gain or (loss) recognized in OCI
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(667)	(199)	(175)	(310)	—	—
Eurobonds Swap	1	(17)	5	4	—	—
Treasury future	—	9	—	(3)	—	—
Pre dollar swap	(38)	(4)	(10)	(9)	—	—
	(704)	(211)	(180)	(318)	—	—
Commodities price risk
Nickel
Fixed price program	2	4	2	1	—	—
Bunker Oil Hedge	(120)	—	10	(4)	—	—
	(118)	4	12	(3)	—	—
Warrants
SLW Options	(55)	—	—	—	—	—
	(55)	—	—	—	—	—
Derivatives designated as hedge
Bunker Oil Hedge	(13)	—	13	—	(47)	(13)
Strategic Nickel	13	87	(13)	(87)	(13)	(62)
Foreign exchange cash flow hedge	—	—	—	—	(44)	(28)
	—	87	—	(87)	(104)	(103)
Total	(877)	(120)	(168)	(408)	(104)	(103)

Financial income	222	343	(205)	(417)
Financial expenses	(1,099)	(463)	37	9
Total	(877)	(120)	(168)	(408)

c)              Market Curves

To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters and Bloomberg were used. The derivatives prices for June 30, 2013 were calculated using June 28 market data inasmuch June 30 is not considered work day for these instruments and do not present available market data.

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	13,680.00	DEC13	13,778.17	JUN14	13,900.69
JUL13	13,666.68	JAN14	13,798.31	JUN15	14,143.13
AUG13	13,690.22	FEB14	13,816.46	JUN16	14,355.29
SEP13	13,713.63	MAR14	13,838.49	JUN17	14,554.87
OCT13	13,735.65	APR14	13,858.59
NOV13	13,756.57	MAY14	13,878.99

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	3.05	DEC13	3.07	JUN14	3.09
JUL13	3.06	JAN14	3.07	JUN15	3.12
AUG13	3.06	FEB14	3.07	JUN16	3.15
SEP13	3.06	MAR14	3.08	JUN17	3.17
OCT13	3.06	APR14	3.08
NOV13	3.07	MAY14	3.08

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	588.00	DEC13	583.50	JUN14	579.08
JUL13	583.74	JAN14	583.06	JUN15	568.73
AUG13	586.06	FEB14	582.65	JUN16	562.92
SEP13	585.77	MAR14	581.81	JUN17	563.67
OCT13	584.88	APR14	580.97
NOV13	583.91	MAY14	580.10

2. Rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/13	1.00	10/01/15	1.89	04/02/18	3.20
09/02/13	0.95	01/04/16	1.96	07/02/18	3.33
10/01/13	1.29	04/01/16	2.04	10/01/18	3.46
01/02/14	1.52	07/01/16	2.10	01/02/19	3.54
04/01/14	1.59	10/03/16	2.26	04/01/19	3.64
07/01/14	1.63	01/02/17	2.40	07/01/19	3.72
10/01/14	1.70	04/03/17	2.55	10/01/19	3.82
01/02/15	1.74	07/03/17	2.67	01/02/20	3.90
04/01/15	1.80	10/02/17	2.89	01/04/21	4.18
07/01/15	1.81	01/02/18	3.06	01/03/22	4.56

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
US$1M	0.20	US$6M	0.33	US$11M	0.35
US$2M	0.24	US$7M	0.34	US$12M	0.36
US$3M	0.27	US$8M	0.34	US$2Y	0.52
US$4M	0.30	US$9M	0.35	US$3Y	0.85
US$5M	0.32	US$10M	0.35	US$4Y	1.26

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/13	5.00	10/01/15	5.00	04/02/18	5.00
09/02/13	5.00	01/04/16	5.00	07/02/18	5.00
10/01/13	5.00	04/01/16	5.00	10/01/18	5.00
01/02/14	5.00	07/01/16	5.00	01/02/19	5.00
04/01/14	5.00	10/03/16	5.00	04/01/19	5.00
07/01/14	5.00	01/02/17	5.00	07/01/19	5.00
10/01/14	5.00	04/03/17	5.00	10/01/19	5.00
01/02/15	5.00	07/03/17	5.00	01/02/20	5.00
04/01/15	5.00	10/02/17	5.00	01/04/21	5.00
07/01/15	5.00	01/02/18	5.00	01/03/22	5.00

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/13	8.11	10/01/15	10.46	04/02/18	11.20
09/02/13	8.24	01/04/16	10.67	07/02/18	11.23
10/01/13	8.45	04/01/16	10.81	10/01/18	11.21
01/02/14	8.93	07/01/16	10.82	01/02/19	11.20
04/01/14	9.17	10/03/16	10.93	04/01/19	11.21
07/01/14	9.41	01/02/17	11.02	07/01/19	11.23
10/01/14	9.62	04/03/17	11.05	10/01/19	11.24
01/02/15	9.87	07/03/17	11.09	01/02/20	11.25
04/01/15	10.03	10/02/17	11.13	01/04/21	11.29
07/01/15	10.27	01/02/18	11.16	01/03/22	11.34

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
EUR1M	0.07	EUR6M	0.34	EUR11M	0.43
EUR2M	0.11	EUR7M	0.37	EUR12M	0.44
EUR3M	0.15	EUR8M	0.39	EUR2Y	0.61
EUR4M	0.24	EUR9M	0.41	EUR3Y	0.80
EUR5M	0.30	EUR10M	0.42	EUR4Y	1.04

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
CAD1M	1.22	CAD6M	1.40	CAD11M	1.35
CAD2M	1.25	CAD7M	1.38	CAD12M	1.34
CAD3M	1.28	CAD8M	1.37	CAD2Y	1.59
CAD4M	1.34	CAD9M	1.36	CAD3Y	1.85
CAD5M	1.37	CAD10M	1.35	CAD4Y	2.13

Currencies - Ending rates

CAD/US$	0.9513	US$/BRL	2.2156	EUR/US$	1.3005

d)             Sensitivity Analysis — Summary of the USD/BRL fluctuation impact — Debt, Cash Investments and Derivatives

Sensitivity analysis - Summary of the USD/BRL fluctuation	Amounts in US$ million

Program	Instrument	Risk	Cenário I	Cenário II	Cenário III	Cenário IV
Funding	Debt denominated in BRL	No fluctuation	—	—	—	—
Funding	Debt denominated in USD	USD/BRL fluctuation	(4,749)	4,749	(9,497)	9,497
Cash Investments	Cash denominated in BRL	No fluctuation	—	—	—	—
Cash Investments	Cash denominated in USD	USD/BRL fluctuation	1,142	(1,142)	2,284	(2,284)
Derivatives(1)	Consolidated derivatives portfolio	USD/BRL fluctuation	(2,190)	2,190	(4,381)	4,381
Net result			(5,797)	5,797	(11,594)	11,594

(1)- Detailed information of derivatives are described below.

Sensitivity Analysis

We present below the sensitivity analysis for all derivatives outstanding positions as of June 30, 2013 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:

•                                Fair Value: the fair value of the instruments as at June 28 , 2013;

•                                Scenario I: Potential change in fair value of Vale’s financial instruments’ positions considering a 25% depreciation of market curves for underlying risk factors;

•                                Scenario II: Potential change in fair value of Vale’s financial instruments’ positions considering a 25% appreciation of market curves for underlying risk factors;

•                                Scenario III: Potential change in fair value of Vale’s financial instruments’ positions considering a 50% depreciation of market curves for underlying risk factors;

•                                Scenario IV: Potential change in fair value of Vale’s financial instruments’ positions considering a 50% appreciation of market curves for underlying risk factors;

Sensitivity analysis - Foreign Exchange and Interest Rate Derivative Positions

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the Real denominated debt indexed to CDI	CDI vs. USD fixed rate swap	USD/BRL fluctuation	(762)	(1,135)	1,135	(2,270)	2,270
		USD interest rate inside Brazil variation		(34)	33	(68)	64
		Brazilian interest rate fluctuation		(9)	9	(19)	16
		USD Libor variation		(0)	0	(0)	0
	CDI vs. USD floating rate swap	USD/BRL fluctuation	(55)	(64)	64	(128)	128
		Brazilian interest rate fluctuation		(0.2)	0.2	(0.5)	0.4
		USD Libor variation		(0.01)	0.01	(0.03)	0.02
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated debt indexed to TJLP	TJLP vs. USD fixed rate swap	USD/BRL fluctuation	(624)	(774)	774	(1,549)	1,549
		USD interest rate inside Brazil variation		(65)	61	(136)	119
		Brazilian interest rate fluctuation		187	(165)	401	(311)
		TJLP interest rate fluctuation		(94)	92	(189)	182
	TJLP vs. USD floating rate swap	USD/BRL fluctuation	(85)	(81)	81	(162)	162
		USD interest rate inside Brazil variation		(7)	7	(15)	13
		Brazilian interest rate fluctuation		17	(15)	36	(28)
		TJLP interest rate fluctuation		(9)	9	(17)	17
		USD Libor variation		4	(4)	9	(9)
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated fixed rate debt	BRL fixed rate vs. USD	USD/BRL fluctuation	(87)	(101)	101	(203)	203
		USD interest rate inside Brazil variation		(5)	5	(12)	10
		Brazilian interest rate fluctuation		18	(17)	39	(32)
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection Program for the Euro denominated debt	EUR fixed rate vs. USD fixed rate swap	USD/BRL fluctuation	23	6	(6)	11	(11)
		EUR/USD fluctuation		(360)	360	(719)	719
		EUR Libor variation		29	(27)	61	(52)
		USD Libor variation		(35)	31	(75)	60
	Protected Items - Euro denominated debt	EUR/USD fluctuation	n.a.	360	(360)	719	(719)

Foreign Exchange hedging program for disbursements in Canadian dollars (CAD)	CAD Forward	USD/BRL fluctuation	(48)	(12)	12	(24)	24
		USD/CAD fluctuation		(275)	275	(549)	549
		CAD Libor variation		4	(4)	8	(8)
		USD Libor variation		(1)	1	(2)	2
	Protected Items - Disbursement in Canadian dollars	USD/CAD fluctuation	n.a.	275	(275)	549	(549)

Sensitivity analysis - Commodity Derivative Positions

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Nickel purchase protection program	Sale of nickel future/forward contracts	Nickel price fluctuation	0.3	0.5	(0.5)	1.0	(1.0)
		Libor USD fluctuation		0	(0)	0	(0)
		USD/BRL fluctuation		0.1	(0.1)	0.1	(0.1)
	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	(0.5)	0.5	(1)	1

Nickel fixed price program	Purchase of nickel future/forward contracts	Nickel price fluctuation	(8.4)	(18)	18	(36)	36
		Libor USD fluctuation		(0.0)	0.0	(0.1)	0.1
		USD/BRL fluctuation		(2)	2	(4)	4
	Protected Item: Part of Vale’s nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	18	(18)	36	(36)

Copper Scrap Purchase Protection Program	Sale of copper future/forward contracts	Copper price fluctuation	0.3	0.5	(0.5)	1.0	(1.0)
		Libor USD fluctuation		0	(0)	0	(0)
		USD/BRL fluctuation		0.1	(0.1)	0.1	(0.1)
	Protected Item: Part of Vale’s revenues linked to Copper price	Copper price fluctuation	n.a.	(0.5)	0.5	(1)	1

Bunker Oil Purchase Protection Program	Bunker Oil forward and Options	Bunker Oil price fluctuation	(101)	(353)	334	(715)	692
		Libor USD fluctuation		(0)	0	(0)	0
		USD/BRL fluctuation		(25)	25	(51)	51
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	353	(334)	715	(692)

Bunker Oil Hedge Protection Program	Bunker Oil forward	Bunker Oil price fluctuation	(44)	(136)	136	(272)	272
		Libor USD fluctuation		(0.1)	0.1	(0.2)	0.2
		USD/BRL fluctuation		(11)	11	(22)	22
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	136	(136)	272	(272)

Sell of part of future gold production (by product) from Vale	10 million of SLW warrants	SLW stock price fluctuation	46	(19)	22	(33)	45
		Libor USD fluctuation		(2)	2	(4)	4
		USD/BRL fluctuation		11	(11)	23	(23)
	Sell of part of future gold production (by product) from Vale	SLW stock price fluctuation	n.a.	19	(22)	33	(45)

Sensitivity analysis - Embedded Derivative Positions

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives - Raw material purchase (Nickel)	Embedded derivatives - Raw material purchase	Nickel price fluctuation USD/BRL fluctuation	(1.3)	7	(7)	13	(13)
				(0.3)	0.3	(0.6)	0.6

Embedded derivatives - Raw material purchase (Copper)	Embedded derivatives - Raw material purchase	Copper price fluctuation USD/BRL fluctuation	(0.8)	8	(8)	17	(17)
				(0.2)	0.2	(0.4)	0.4

Embedded derivatives - Gas purchase for Pelletizing Company in Oman	Embedded derivatives - Gas purchase	Pellet price fluctuation USD/BRL fluctuation	(3.2)	2	(5)	3	(12)
				(0.8)	0.8	(1.6)	1.6

Sensitivity analysis - Cash Investments (Other currencies)

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Cash Investments	Cash denominated in EUR	EUR/BRL fluctuation	5	(5)	11	(11)
Cash Investments	Cash denominated in CAD	CAD/BRL fluctuation	29	(29)	59	(59)
Cash Investments	Cash denominated in GBP	GBP/BRL fluctuation	2	(2)	4	(4)
Cash Investments	Cash denominated in AUD	AUD/BRL fluctuation	16	(16)	32	(32)
Cash Investments	Cash denominated in Other Currencies	Other Currencies fluctuation	12	(12)	25	(25)

e)              Financial counterparties ratings

Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually to the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s and S&P agencies for the financial institutions that we had outstanding trades as of June 30, 2013.

Vale’s Counterparty	Moody’s (a)	S&P (a)

ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Amazônia SA	-	-
Banco Bradesco	Baa2	BBB
Banco de Credito del Peru	Baa2	BBB
Banco do Brasil	Baa2	BBB
Banco do Nordeste	Baa2	BBB
Banco Safra	Baa2	BBB-
Banco Santander	Baa2	BBB
Banco Votorantim	Baa2	BBB-
Bank of America	Baa2	A-
Bank of China	A1	A
Bank of Nova Scotia	Aa2	A+
Banpara	-	-
Barclays	A3	A-
BNP Paribas	A2	A+
BTG Pactual	Baa3	BBB-
Caixa Economica Federal	Baa2	-
Canadian Imperial Bank	Aa3	A+
Citigroup	Baa2	A-
Credit Agricole	A2	A
Goldman Sachs	A3	A-
HSBC	Aa3	A+
Itau Unibanco	Baa1	BBB
JP Morgan Chase & Co	A2	A
National Australia Bank NAB	Aa2	AA-
Rabobank	Aa2	AA-
Royal Bank of Canada	Aa3	AA-
Standard Bank	Baa2	-
Standard Chartered	A2	A+

(a)         Long-Term Rating / LT Foreign Issuer Credit

25.                               Information by Business Segment and Consolidated Revenues by Geographic Area

The information presented to the Executive Board on the performance of each segment is derived from the accounting records adjusted for reallocations between segments.

a)                                     Results by segment

	Three-month period ended (unaudited)
	June 30, 2013
	Bulk Materials	Basic Metals	Fertilizers	General cargo logistics	Others	Total
Results
Net revenue	7,926	1,688	760	369	289	11,032
Cost and expenses	(3,591)	(1,292)	(727)	(312)	(426)	(6,348)
Depreciation, depletion and amortization	(483)	(446)	(105)	(39)	(9)	(1,082)
Operating income	3,852	(50)	(72)	18	(146)	3,602

Financial results	(3,413)	36	5	10	35	(3,327)
Equity results from associates and joint controlled entities	83	(3)	—	23	(50)	53
Income tax and social contribution	1	24	61	(9)	(15)	62
Net income of the period	523	7	(6)	42	(176)	390

Net loss attributable to noncontrolling interests	(5)	(4)	(5)	—	(20)	(34)
Income attributable to the company’s stockholders	528	11	(1)	42	(156)	424

Sales classified by geographic area:
America, except United States	189	238	14	—	10	451
United States of America	—	277	—	—	83	360
Europe	1,369	606	36	—	—	2,011
Middle East/Africa/Oceania	500	21	4	—	—	525
Japan	1,047	149	—	—	—	1,196
China	3,366	186	—	—	—	3,552
Asia, except Japan and China	725	167	6	—	—	898
Brazil	730	44	700	369	196	2,039
Net revenue	7,926	1,688	760	369	289	11,032

	Three-month period ended (unaudited)
	June 30, 2012 (i)
	Bulk Materials	Basic Metals	Fertilizers	General cargo logistics	Others	Total
Results
Net revenue	9,383	1,779	869	354	84	12,469
Cost and expenses	(4,128)	(1,691)	(709)	(342)	(214)	(7,084)
Loss on sale of assets	(377)	—	—	—	—	(377)
Depreciation, depletion and amortization	(470)	(402)	(114)	(57)	(3)	(1,046)
Operating income	4,408	(314)	46	(45)	(133)	3,962

Financial results	(2,575)	38	(56)	(21)	(7)	(2,621)
Equity results from associates and joint controlled entities	187	(1)	—	15	(42)	159
Income tax and social contribution	(153)	14	1,209	3	(2)	1,071
Net income of the period	1,867	(263)	1,199	(48)	(184)	2,571

Net income (loss) attributable to noncontrolling interests	(24)	(54)	25	—	(16)	(69)
Income attributable to the company’s stockholders	1,891	(209)	1,174	(48)	(168)	2,640

Sales classified by geographic area:
America, except United States	211	256	17	—	4	488
United States of America	54	344	12	—	—	410
Europe	1,804	477	37	—	10	2,328
Middle East/Africa/Oceania	392	19	1	—	—	412
Japan	1,067	202	—	—	4	1,273
China	4,082	264	—	—	—	4,346
Asia, except Japan and China	925	217	15	—	—	1,157
Brazil	848	—	787	354	66	2,055
Net revenue	9,383	1,779	869	354	84	12,469

(i)        Period adjusted according to note 4.

	Six-month period ended (unaudited)
	June 30, 2013
	Bulk Materials	Basic Metals	Fertilizers	General cargo logistics	Others	Total
Results
Net operating revenue	15,821	3,530	1,481	657	478	21,967
Cost and expenses	(7,075)	(2,437)	(1,366)	(614)	(589)	(12,081)
Depreciation, depletion and amortization	(896)	(909)	(224)	(79)	(20)	(2,128)
Operating income	7,850	184	(109)	(36)	(131)	7,758

Financial results, net	(3,721)	75	(3)	(7)	(16)	(3,672)
Equity results from associates and joint controlled entities	250	(7)	—	40	(58)	225
Income tax and social contribution	(893)	(1)	63	(14)	(24)	(869)
Net income of the period	3,486	251	(49)	(17)	(229)	3,442

Net loss attributable to noncontrolling interests	(29)	(32)	—	—	(30)	(91)
Income attributable to the company’s stockholders	3,515	283	(49)	(17)	(199)	3,533

Sales classified by geographic area:
America, except United States	374	549	25	—	10	958
United States of America	3	565	—	—	108	676
Europe	2,784	1,226	69	—	—	4,079
Middle East/Africa/Oceania	935	38	11	—	7	991
Japan	1,409	285	—	—	—	1,694
China	7,557	437	—	—	—	7,994
Asia, except Japan and China	1,301	383	19	—	—	1,703
Brazil	1,458	47	1,357	657	353	3,872
Net revenue	15,821	3,530	1,481	657	478	21,967

	Six-month period ended (unaudited)
	June 30, 2012 (i)
	Bulk Materials	Basic Metals	Fertilizers	General cargo logistics	Others	Total
Results
Net operating revenue	17,958	3,554	1,649	690	170	24,021
Cost and expenses	(8,057)	(3,146)	(1,335)	(687)	(505)	(13,730)
Loss on sale of assets	(377)	—	—	—	—	(377)
Depreciation, depletion and amortization	(934)	(776)	(223)	(121)	(5)	(2,059)
Operating income	8,590	(368)	91	(118)	(340)	7,855

Financial results, net	(2,440)	38	(52)	(30)	(7)	(2,491)
Equity results from associates and joint controlled entities	435	(2)	—	45	(73)	405
Income tax and social contribution	(643)	(1)	1,200	(16)	(3)	537
Net income of the period	5,942	(333)	1,239	(119)	(423)	6,306

Net loss attributable to noncontrolling interests	(38)	(113)	43	—	(19)	(127)
Income attributable to the company’s stockholders	5,980	(220)	1,196	(119)	(404)	6,433

Sales classified by geographic area:
America, except United States	395	510	30	36	15	986
United States of America	83	700	34	—	1	818
Europe	3,166	952	81	—	23	4,222
Middle East/Africa/Oceania	714	71	1	—	—	786
Japan	2,250	352	—	—	6	2,608
China	7,960	420	—	—	—	8,380
Asia, except Japan and China	1,587	480	31	—	2	2,100
Brazil	1,803	69	1,472	654	123	4,121
Net revenue	17,958	3,554	1,649	690	170	24,021

(i)        Period adjusted according to note 4.

	Three-month period ended (unaudited)
	June 30, 2013
	Net operating revenues	Cost	Expenses	Research and Development	Pre-operating and stoppage operation	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Iron ore (a)	6,063	(2,113)	(245)	(69)	(76)	3,560	(347)	3,213	37,080	1,741	94
Pellets	1,461	(579)	(38)	(3)	(34)	807	(47)	760	1,930	38	741
Ferroalloys and manganese	96	(79)	2	—	—	19	(5)	14	274	5	—
Coal	254	(257)	(57)	(6)	(9)	(75)	(48)	(123)	3,810	266	307
Others ferrous products and services	52	(30)	2	—	—	24	(36)	(12)	—	—	—
	7,926	(3,058)	(336)	(78)	(119)	4,335	(483)	3,852	43,094	2,050	1,142
Base Metals
Nickel and other products (b)	1,367	(860)	96	(37)	(190)	376	(403)	(27)	29,496	646	23
Copper (c)	321	(266)	(15)	(18)	(2)	20	(43)	(23)	4,084	111	240
	1,688	(1,126)	81	(55)	(192)	396	(446)	(50)	33,580	757	263
Fertilizers
Potash	47	(33)	(13)	(2)	(76)	(77)	(5)	(82)	2,357	51	—
Phosphates	564	(446)	(18)	(3)	(7)	90	(76)	14	7,700	114	—
Nitrogen	127	(115)	(12)	—	(2)	(2)	(24)	(26)	—	—	—
Others fertilizers products	22	—	—	—	—	22	—	22	301	—	—
	760	(594)	(43)	(5)	(85)	33	(105)	(72)	10,358	165	—

General cargo logistics	369	(267)	(43)	(2)	—	57	(39)	18	3,077	284	638
Others	289	(203)	(205)	(18)	—	(137)	(9)	(146)	2,119	136	1,732
	11,032	(5,248)	(546)	(158)	(396)	4,684	(1,082)	3,602	92,228	3,392	3,775

(a) The cost of Iron ore includes US$617 of freight.

(b) Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(c) Includes copper concentrate and does not include the cooper by-product of nickel.

	Three-month period ended (unaudited)
	June 30, 2012 (i)
	Net operating revenues	Cost	Expenses	Research and Development	Pre-operating and stoppage operation	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Iron ore (a)	7,017	(2,308)	(340)	(151)	—	4,218	(345)	3,873	35,321	1,291	106
Pellets	1,911	(725)	—	—	(48)	1,138	(65)	1,073	2,088	163	993
Ferroalloys and manganese	179	(129)	(25)	—	—	25	(19)	6	251	122	—
Coal	276	(274)	(103)	(19)	(6)	(126)	(41)	(167)	4,229	442	265
	9,383	(3,436)	(468)	(170)	(54)	5,255	(470)	4,785	41,889	2,018	1,364
Base Metals
Nickel and other products (b)	1,544	(1,036)	(146)	(81)	(207)	74	(385)	(311)	31,698	675	19
Copper (c)	235	(172)	(6)	(41)	(2)	14	(17)	(3)	4,376	291	233
	1,779	(1,208)	(152)	(122)	(209)	88	(402)	(314)	36,074	966	252
Fertilizers
Potash	75	(45)	(7)	(15)	—	8	(9)	(1)	1,409	43	—
Phosphates	610	(450)	(37)	(8)	(13)	102	(83)	19	8,168	20	—
Nitrogen	167	(125)	(9)	—	—	33	(22)	11	532	—	—
Others fertilizers products	17	—	—	—	—	17	—	17	338	—	—
	869	(620)	(53)	(23)	(13)	160	(114)	46	10,447	63	—

General cargo logistics	354	(277)	(63)	(2)	—	12	(57)	(45)	2,801	28	653
Others	84	(71)	(101)	(42)	—	(130)	(3)	(133)	1,917	153	5,776
	12,469	(5,612)	(837)	(359)	(276)	5,385	(1,046)	4,339	93,128	3,228	8,045
Loss on sale of assets	—	—	(377)	—	—	(377)	—	(377)	—	—	—
	12,469	(5,612)	(1,214)	(359)	(276)	5,008	(1,046)	3,962	93,128	3,228	8,045

(a) The cost of Iron ore includes US$571 of freight.

(b) Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(c) Includes copper concentrate and does not include the cooper by-product of nickel.

(i)            Period adjusted according to note 4.

	Six-month period ended (unaudited)
	June 30, 2013
	Net operating revenues	Cost	Expenses	Research and Development	Pre-Operating and Idle Capacity	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Iron ore (a)	12,202	(4,074)	(592)	(130)	(126)	7,280	(646)	6,634	37,080	3,506	94
Pellets	2,870	(1,040)	(38)	(6)	(70)	1,716	(86)	1,630	1,930	108	741
Ferroalloys and manganese	213	(155)	(21)	—	—	37	(10)	27	274	16	—
Coal	465	(518)	(212)	(16)	(20)	(301)	(90)	(391)	3,810	386	307
Others ferrous products and services	71	(79)	22	—	—	14	(64)	(50)	—	—	—
	15,821	(5,866)	(841)	(152)	(216)	8,746	(896)	7,850	43,094	4,016	1,142
Base Metals
Nickel and other products (b)	2,948	(1,721)	47	(84)	(380)	810	(824)	(14)	29,496	1,415	23
Copper (c)	582	(464)	(44)	(31)	(4)	39	(85)	(46)	4,084	295	240
Others	—	—	244	—	—	244	—	244	—	—	—
	3,530	(2,185)	247	(115)	(384)	1,093	(909)	184	33,580	1,710	263
Fertilizers
Potash	98	(61)	(10)	(3)	(83)	(59)	(24)	(83)	2,357	270	—
Phosphates	1,046	(828)	(75)	(6)	(20)	117	(148)	(31)	7,700	189	—
Nitrogen	298	(259)	(13)	(2)	(4)	20	(52)	(32)	—	—	—
Others fertilizers products	39	—	—	(2)	—	37	—	37	301	—	—
	1,481	(1,148)	(98)	(13)	(107)	115	(224)	(109)	10,358	459	—

General cargo logistics	657	(521)	(87)	(6)	—	43	(79)	(36)	3,077	489	638
Others	478	(321)	(220)	(48)	—	(111)	(20)	(131)	2,119	265	1,732
	21,967	(10,041)	(999)	(334)	(707)	9,886	(2,128)	7,758	92,228	6,939	3,775

(a) The cost of Iron ore includes US$1,217 of freight.

(b) Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(c) Includes copper concentrate and does not include the cooper by-product of nickel.

	Six-month period ended (unaudited)
	June 30, 2012 (i)
	Net operating revenues	Cost	Expenses	Research and Development	Pre-Operating and stoppage operation	Operating profit	Depreciation, depletion and amortization	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Iron ore (a)	13,409	(4,412)	(711)	(271)	—	8,015	(676)	7,339	35,321	2,969	106
Pellets	3,553	(1,448)	—	—	(120)	1,985	(120)	1,865	2,088	260	993
Ferroalloys and manganese	331	(262)	(34)	—	—	35	(38)	(3)	251	122	—
Coal	665	(581)	(167)	(38)	(13)	(134)	(100)	(234)	4,229	550	265
	17,958	(6,703)	(912)	(309)	(133)	9,901	(934)	8,967	41,889	3,901	1,364
Base Metals
Nickel and other products (b)	3,099	(1,972)	(227)	(144)	(369)	387	(740)	(353)	31,698	1,227	19
Copper (c)	455	(345)	(10)	(74)	(5)	21	(36)	(15)	4,376	526	233
	3,554	(2,317)	(237)	(218)	(374)	408	(776)	(368)	36,074	1,753	252
Fertilizers
Potash	141	(82)	(11)	(26)	—	22	(15)	7	1,409	63	—
Phosphates	1,140	(821)	(46)	(12)	(38)	223	(157)	66	8,168	93	—
Nitrogen	335	(274)	(25)	—	—	36	(51)	(15)	532	7	—
Others fertilizers products	33	—	—	—	—	33	—	33	338	1	—
	1,649	(1,177)	(82)	(38)	(38)	314	(223)	91	10,447	164	—

General cargo logistics	690	(567)	(117)	(3)	—	3	(121)	(118)	2,801	94	653
Others	170	(122)	(293)	(90)	—	(335)	(5)	(340)	1,917	277	5,776
	24,021	(10,886)	(1,641)	(658)	(545)	10,291	(2,059)	8,232	93,128	6,189	8,045
Loss on sale of assets	—	—	(377)	—	—	(377)	—	(377)	—	—	—
	24,021	(10,886)	(2,018)	(658)	(545)	9,914	(2,059)	7,855	93,128	6,189	8,045

(a) The cost of Iron ore includes US$1,054 of freight.

(b) Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(c) Includes copper concentrate and does not include the cooper by-product of nickel.

(i)                                     Period adjusted according to note 4.

26.                               Cost of Goods Sold and Services Rendered, and Sales and Administrative Expenses by Nature, Other Operational Expenses (Income), net

a)                                     Costs of goods sold and services rendered

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012 (i)	June 30, 2013	June 30, 2012 (i)
Personnel	836	907	1,622	1,733
Material	1,014	1,086	1,973	2,103
Fuel oil and gas	490	529	952	1,010
Outsourcing services	978	1,283	1,846	2,375
Energy	149	214	308	431
Acquisition of products	412	384	696	811
Depreciation and depletion	975	939	1,902	1,807
Freight	679	576	1,282	1,074
Royalties	142	153	255	289
Others	548	481	1,107	1,064
Total	6,223	6,552	11,943	12,697

(i)                                     Period adjusted according to note 4.

b)                                     Selling and administrative expenses

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Personnel	139	194	293	395
Services (consulting, infrastructure and others)	66	118	138	227
Advertising and publicity	13	39	20	50
Depreciation	41	52	95	107
Travel expenses	8	21	13	40
Taxes and rents	10	3	19	11
Incentive	2	3	2	3
Others	17	55	52	129
Sales	28	130	66	182
Total	324	615	698	1,144

c)                                      Others operational expenses (incomes) net, including research and development

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Provision for loss with taxes credits (ICMS)	32	10	47	28
Provision for variable remuneration	32	47	92	204
Vale do Rio Doce Foundation - FVRD	—	10	—	10
Provision for disposal of materials/inventories	15	26	157	47
Others	184	187	101	358
Total	263	280	397	647

27.                              Financial result

The financial results, by nature, are as follows:

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012 (i)	June 30, 2013	June 30, 2012 (i)
Financial expenses
Interest	(334)	(325)	(667)	(663)
Labor, tax and civil contingencies	(45)	(12)	(62)	(48)
Derivatives	(1,026)	(459)	(1,099)	(463)
Monetary and exchange rate variation (a)	(2,617)	(1,810)	(2,914)	(1,939)
Stockholders’ debentures	(84)	(71)	(256)	(175)
Financial taxes	(10)	(12)	(24)	(30)
Others	(64)	(135)	(132)	(253)
	(4,180)	(2,824)	(5,154)	(3,571)
Financial income
Related parties
Derivatives	43	43	222	343
Monetary and exchange rate variation (b)	652	40	1,031	497
Others	158	120	229	240
	853	203	1,482	1,080
Financial results, net	(3,327)	(2,621)	(3,672)	(2,491)

Summary of Monetary and exchange rate
Cash and cash equivalents	—	—	—	32
Loans and financing	(2,452)	(1,561)	(2,152)	(1,159)
Related parties	7	28	10	17
Others	480	(237)	259	(332)
Net (a + b)	(1,965)	(1,770)	(1,883)	(1,442)

(i)                                     Period adjusted according to note 4.

28.                              Gold stream transaction

In February 2013, the Company entered into a gold stream transaction with Silver Wheaton Corp. (“SLW”) to sell 25% of the gold extracted during the life of the mine as a by product of Salobo copper mine and 70% of the gold extracted during the next 20 years as a by product of the Sudbury nickel mines.

In March 2013 we received up-front cash proceeds of US$1.9 billion, plus ten million warrants of SLW with exercise price of US$65 exercisable in the next ten years, which fair value is US$ 100. The amount of US$1,330 was received for the Salobo transaction and US$ 570 plus the ten million warrants of SLW were received for the Sudbury transaction.

In addition, as the gold is delivered to SLW, Vale will receive a payment equal to the lesser of: (i) US$400 per ounce of refined gold delivered, subject to an annual increase of 1% per year commencing on January 1, 2016 and each January 1st thereafter; and (ii) the reference market price on the date of delivery.

This transaction was bifurcated into two identifiable components of the transaction being: (i) the sale of the mineral rights for US$337 and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for SLW gold extraction.

The result of the sale of the mineral rights, was estimated in the amount of US$244 and was recognized in the income statement under Other operating expenses, net, while the portion related to the provision of future services for gold extraction, was estimated at US$ 1,393 and is recorded as deferred revenue (liability) and will be recognized in the statement of income as the service is rendered and the gold extracted.

The deferred revenue will be recognized in the future based on the units of gold extracted compared to the total reserve of proven and probable gold reserves negotiated with SLW.

Defining the gain on sale of mineral interest and the deferred revenue portion of the transaction requires the use of critical accounting estimates as follow:

• Discount rates used to measure the present value of future inflows and outflows;

• Allocation of costs between the core products (copper and nickel) and gold based on relative prices;

• Expected margin for the independent elements (sale of mineral rights and service for gold extraction) based on our best estimative.

Changes in the assumptions above could significantly change the initial gain recognition.

29.                              Commitments

a)                           Nickel project — New Caledonia

In regards to the construction and installation of our nickel plant in New Caledonia, we have provided guarantees in respect of our financing arrangements which are outlined below. In connection with the Girardin Act tax - advantaged lease financing arrangement sponsored by the French government, we provided guarantees to BNP Paribas for the benefit of the tax investors regarding certain payments due from Vale Nouvelle-Calédonie S.A.S. (“VNC”), associated with the Girardin Act lease financing.  Consistent with our commitments, the assets were substantially complete as of December 31, 2012. We also committed that assets associated with the Girardin Act lease financing would operate for a five year period from then on and meet a specified production criterion which remains consistent with our current plans. We believe the likelihood of the guarantee being called upon is remote.

In October 2012, we entered into an agreement with Sumic, a stockholder in VNC, whereby Sumic agreed to a dilution in their interest in VNC from 21% to 14.5%. Sumic originally had a put option to sell to us the shares they own in VNC if the defined cost of the initial nickel project, as measured by funding provided to VNC, in natural currencies and converted to U.S. dollars at specified rates of exchange, exceeded US$4.6 billion and an agreement could not be reached on how to proceed with the project. On May 27, 2010 the threshold was reached and the put option discussion and decision period was extended. As a result of the October 2012 agreement, the trigger on the put option has been changed from a cost threshold to a production threshold. The put option has been deferred to the first quarter of 2015 which is the earliest that it can be exercised.

b)                           Nickel Plant — Indonesia

During 2012, our subsidiary PT Vale Indonesia Tbk ( PTVI), a public company in Indonesia, submitted its strategic growth plan to the local government as part of the process for the renewing its license for the Contract of Work (CoW). During the process, the government identified the following points for renegotiation: (1) size of the CoW area; (2) term and form of CoW extension; (3) financial obligations (royalties and taxes); (4) domestic processing and refining; (5) mandatory divestment; and (6) priority use of domestic goods and services.  As part of the ongoing CoW renegotiations, PTVI submitted an updated growth strategy to high level government officials in June 2013. Until the renegotiation process is complete, PTVI is unable to fully determine to what extent the CoW will be affected.  The operations of PTVI and the implementation of the growth strategy are partially dependent on the result of the renegotiation of the CoW.

c)                            Nickel Plant — Canada

On March 28, 2013, Vale Canada, Vale Newfoundland & Labrador Limited (“VNLL”) and the Province of Newfoundland and Labrador (“Province”) entered into a Fifth Amendment to the Voisey’s Bay Development Agreement, which governs all of our development and operations in the Province.  Under the amendment, the Company has obtained additional time to complete the construction of the Long Harbour Processing Plant and reaffirmed its commitment to construct an underground mine at Voisey’s Bay, subject to certain terms and conditions.   To maintain operational continuity at the Voisey’s Bay mine pending the completion of the construction and ramp-up of the Long Harbour Processing Plant, the Province has agreed to exempt an additional 84,000 tonnes of nickel-in-concentrate from the requirement to complete primary processing in the province, over and above the previous 440,000 limit.  These exports may take place between 2013 and 2015.   Additionally, during this period, if Vale Canada imports up to 15,000 tonnes of nickel-in-matte for early stage processing at the Long Harbour Processing Plant, then Vale Canada may be permitted a further exemption from the primary processing requirements, on a tonne-for-tonne basis.   Vale has agreed to make certain payments to the Government in relation to the additional exemption utilized each year.  In addition, Vale will build up a contingent liability, secured by letters of credit and other security, based on the additional exemption utilized in each year, which may become due and payable in the event that certain commitments in relation to the construction of the underground mine are delayed or not met.

In the course of our operations we have provided letters of credit and guarantees in the amount of US$846 that are associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

d)                           Participative stockholders’ debentures

During the period, there was no issuance of new debentures, or any change in the par value or the indicators affecting debentures issued.

On June 30, 2013 and December 31, 2012 the value of the debentures at fair value totaled US$1,783 and US$1,653, respectively. The Company paid on April 2013 the amount of US$7 as semi-annual compensation.

e)                            Operating lease

In July 2013, the Agencia Nacional de Transporte Terrestre (ANTT), under Resolution 4.131, authorized the subsidiary of general cargo, Ferrovia Centro-Atlântica S.A. (FCA) to return 3.800 km of track, which makes up the railroad under their current contract, 7 tracks are considered uneconomical and 6 tracks are economically viable.  In contrast, FCA has commitment to invest in its regular rail US$411 (R$934 million), over the remaining period of the concession.

f)                             Concession Contracts and Sub-concession

The contractual basis and deadlines for completion of concessions rail and port terminals are unchanged in the period.

g)                           Guarantee issued to affiliates

The Company provided corporate guarantees, within the limits of its participation, a line of credit acquired by associate North Energy from BNDES, Caixa Economica Federal and Banco BTG Pactual. On 30 June, 2013 and December 31, 2012 the amount guaranteed by Vale was US$282 and US$92, respectively.

30.                              Related parties

The bases of transactions with relational remain the same as those disclosed in the financial statements of December 31, 2012. The balances of related parties transactions and their effects on our interim financial statements may be identified as follows:

	June 30, 2013 (unaudited)				December 31, 2012
	Assets		Liabilities		Assets		Liabilities
	Customers	Related parties	Suppliers	Related parties	Customers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	5	8	32	—	5	10	28	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO		5	12	18	—	—	—	33
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	1		5	—	2	—	10	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO			13	98	2	—	1	174
Minas da Serra Geral S.A.		2	2	—	—	—	8	—
Mineração Rio do Norte S.A.		18	—	—	—	—	—	—
Mitsui Co.	19		11	—	22	—	45	—
MRS Logistica S.A.	8	54	23	—	9	35	—	72
Norsk Hydro ASA		381	—	66	—	405	—	—
Samarco Mineração S.A.	33	486	—	—	33	180	—	—
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS (*)			—	—	—	—	46	—
Others	48	164	13	1	61	162	8	—
Total	114	1,118	111	183	134	792	146	279

Current	114	867	111	117	134	384	146	207
Non-current	—	251	—	66	—	408	—	72
Total	114	1,118	111	183	134	792	146	279

	Three-month period ended (unaudited)
	Income		Cost/ expense
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Baovale Mineração S.A.	—	—	5	5
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	9	21
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	95	3	133
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	10	6
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	1	11
Log-in S.A.	—	—	1	—
Mitsui & Co Ltd	27	—	12	6
MRS Logistica S.A.	—	4	179	184
Samarco Mineração S.A.	138	85	—	—
Vale Austrália Pty Ltd.	2	—	—	—
Others	93	—	100	28
Total	260	184	320	394

	Six-month period ended (unaudited)
	Income		Cost/ expense
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Baovale Mineração S.A.	—	—	11	11
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	14	72
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	244	4	241
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	14	13
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	6	30
Log-in S.A.	—	—	2	—
Mitsui & Co Ltd	54	—	35	16
MRS Logistica S.A.	3	8	323	364
Samarco Mineração S.A.	217	182	—	—
Vale Austrália Pty Ltd.	11	—	—	—
Others	131	3	129	28
Total	416	437	538	775

Remuneration of key management personnel:

	(unaudited)
	Three-month period ended		Six-month period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Short-term benefits:	4	6	19	25
Wages or pro-labor	3	3	5	5
Direct and indirect benefits	1	2	4	8
Bonus	—	1	9	12

Long-term benefits:	—	2	1	9
Based on stock	—	2	1	9

Termination of position	—	3	1	6
	4	11	21	40

31.                     Board of Directors, Fiscal Council, Advisory committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Gilmar Dalilo Cezar Wanderley
Dan Antônio Marinho Conrado	Renato da Cruz Gomes
Chairman	Ricardo Simonsen
Tatiana Boavista Barros Heil
Mário da Silveira Teixeira Júnior
Vice-President	Fiscal Council

Fuminobu Kawashima	Marcelo Amaral Moraes
João Batista Cavaglieri	Chairman
José Mauro Mettrau Carneiro da Cunha
Luciano Galvão Coutinho	Aníbal Moreira dos Santos
Marcel Juviniano Barros	Antonio Henrique Pinheiro Silveira
Nelson Henrique Barbosa Filho	Arnaldo José Vollet
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes	Alternate
Robson Rocha	Oswaldo Mário Pêgo de Amorim Azevedo
Paulo Fontoura Valle
Alternate	Valeriano Gomes

Caio Marcelo de Medeiros Melo
Eduardo de Oliveira Rodrigues Filho	Executive Officers
Eduardo Fernando Jardim Pinto
Francisco Ferreira Alexandre	Murilo Pinto de Oliveira Ferreira
Hidehiro Takahashi	Chief Executive Officer
Hayton Jurema da Rocha
Luiz Carlos de Freitas	Vânia Lucia Chaves Somavilla
Luiz Maurício Leuzinger	Executive Officer (Human Resources, Health & Safety, Sustainability and Energy)
Marco Geovanne Tobias da Silva
Sandro Kohler Marcondes	Luciano Siani Pires
Chief Financial Officer and Investors Relations
Advisory Committees of the Board of Directors
Roger Allan Downey
Controlling Committee	Executive Officer (Fertilizers and Coal)
Luiz Carlos de Freitas
Paulo Ricardo Ultra Soares	José Carlos Martins
Paulo Roberto Ferreira de Medeiros	Executive Officer (Ferrous and Strategy)

Executive Development Committee	Galib Abrahão Chaim
Laura Bedeschi Rego de Mattos	Executive Officer (Capital Projects Implementation)
Luiz Maurício Leuzinger
Marcel Juviniano Barros	Humberto Ramos de Freitas
Oscar Augusto de Camargo Filho	Executive Officer (Logistics and Mineral Research)

Strategic Committee	Gerd Peter Poppinga
Murilo Pinto de Oliveira Ferreira	Executive Officer (Base Metals and Information Technology)
Dan Antônio Marinho Conrado
Luciano Galvão Coutinho
Mário da Silveira Teixeira Júnior	Marcelo Botelho Rodrigues
Oscar Augusto de Camargo Filho	Global Controller Director

Finance Committee	Marcus Vinicius Dias Severini
Luciano Siani Pires	Chief Officer of Accounting and Control Department
Eduardo de Oliveira Rodrigues Filho	CRC-RJ - 093982/O-3
Luciana Freitas Rodrigues
Luiz Maurício Leuzinger	Vera Lucia de Almeida Pereira Elias
Chief Accountant
CRC-RJ - 043059/O-8

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: August 7, 2013		Roberto Castello Branco
Director of Investor Relations